SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Array BioPharma Inc.

(Name of Subject Company)

Array BioPharma Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04269X105

(CUSIP Number of Class of Securities)

Ron Squarer

Chief Executive Officer

3200 Walnut Street

Boulder, Colorado 80301

(303) 381-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts, 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Array BioPharma Inc., a Delaware corporation (“Array”). The address of Array’s principal executive office is 3200 Walnut Street, Boulder, Colorado 80301, and its telephone number is (303) 381-6600.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Array’s common stock, par value $0.001 per share. As of the close of business on June 27, 2019, there were 223,128,985 shares of common stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Array, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information — Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by Arlington Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Array for a purchase price of $48.00 per Share in cash (the “Offer Price”), net to the seller without interest thereon and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 28, 2019, (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Pfizer and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 28, 2019. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Array’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated June 14, 2019, among Array, Purchaser and Pfizer, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Array (the “Merger”), pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), with Array continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Pfizer, without a meeting or vote of stockholders of Array. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than Shares held by Array, Pfizer, Purchaser, any wholly owned subsidiary of Pfizer (other than Purchaser), any wholly owned subsidiary of Array or by stockholders of Array who have perfected their statutory rights of appraisal under the DGCL) will each be converted into the right to receive the Offer Price, payable to the holder thereof in cash (the “Merger Consideration”), without interest thereon and subject to any withholding of taxes. The treatment of equity awards under Array’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Array and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares, if any, beneficially owned by Pfizer and affiliated entities, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (calculated on a fully-diluted basis) (the “Minimum Condition”); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and receipt of merger control clearance, or confirmation that no merger control filing is required, from the competition authorities in Germany and Austria; and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Pfizer and Array. The expiration date may be extended: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser or Pfizer, to the extent waivable by Purchaser or Pfizer, Purchaser may, in its discretion (and without the consent of Array or any other person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall, and Pfizer shall cause Purchaser to, extend the Offer from time to time for: (A) any period required by any legal requirement, any interpretation or position of the SEC, the staff thereof or the Nasdaq Global Market (“Nasdaq”) applicable to the Offer; and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirement shall have expired or been terminated; and (iii) if, as of the scheduled expiration date, any Offer Condition is not satisfied and has not been waived, at the request of Array, Purchaser shall, and Pfizer shall cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. In no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and the End Date (as defined below) (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Array. Purchaser may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Array.

As set forth in the Schedule TO, the address of the principal executive office of Pfizer and Purchaser is 235 East 42nd Street, New York, New York 10017. The telephone number of each is (212) 733-2323.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Array, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Array or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Pfizer, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The executive committee (the “Executive Committee”) of the board of directors of Array (the “Array Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements With Pfizer and Purchaser and Their Affiliates

Merger Agreement

On June 14, 2019, Array, Pfizer and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Array, Pfizer and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Array’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Array to Pfizer and Purchaser and representations and warranties made by Pfizer and Purchaser to Array. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Array, Pfizer or Purchaser in Array’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Array to Pfizer and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Array, Pfizer and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Array, Pfizer or Purchaser. Array’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Array, Pfizer, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidential Disclosure Agreement

On March 21, 2019, Pfizer and Array entered into a confidential disclosure agreement, amended as of April 22, 2019 (the “Confidentiality Agreement”), in connection with Pfizer’s consideration of a possible strategic transaction with Array. Under the terms of the Confidentiality Agreement, each party agreed, subject to certain exceptions, to keep confidential certain confidential or non-public information relating to the other, including the existence and content of any discussions in connection with a possible transaction, for a period lasting five (5) years from the date of the Confidentiality Agreement. Pfizer also agreed to abide by a standstill provision for a period of twelve (12) months, which standstill provision automatically terminates prior to the expiration of the twelve (12)-month term in certain situations. The Confidentiality Agreement contains a non-solicitation provision prohibiting Pfizer and any of its corporate affiliates, for a period of one (1) year from the date of the Confidentiality Agreement, from soliciting for employment or hiring any officer or employee of Array, or any of its affiliates, with whom Pfizer had direct contact, or who otherwise became known to Pfizer or its representatives during Pfizer’s investigation of Array, subject to certain exceptions.

The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Arrangements Between Array and its Executive Officers, Directors and Affiliates

Certain of Array’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), that are different from, or in addition to, the interests of holders of Shares generally. The Executive Committee was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger

Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Recommendation of the Array Board — Reasons for the Recommendation.”

For further information with respect to the arrangements between Array and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Array’s current executive officers are as follows:

Name	Position
Ron Squarer	Chief Executive Officer
Jason Haddock	Chief Financial Officer
Victor Sandor, M.D.	Chief Medical Officer
Andrew Robbins	Chief Operating Officer
Nicholas Saccomano, Ph.D.	Chief Scientific Officer
Rogan Nunn	General Counsel

Mr. Rogan Nunn, who became the General Counsel of Array on an interim basis as of February 19, 2019, is not an employee of Array, does not hold outstanding equity awards and has not entered into any arrangements with Array.

Also included in the below discussion is Mr. Curtis Oltmans, the former General Counsel of Array, who was a “named executive officer” for purposes of the Definitive Proxy Statement on Schedule 14A, filed by Array on September 14, 2018. Mr. Oltmans resigned employment with Array effective March 19, 2019.

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger

If Array’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Array. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other stockholders of Array. As of June 24, 2019, the executive officers and directors of Array beneficially owned, in the aggregate, 1,085,214 Shares (which, for this purpose, excludes Shares underlying Company Options (as defined below, whether or not currently exercisable) and Company RSUs (as defined below)).

The following table sets forth as described above the number of Shares beneficially owned as of June 24, 2019, by each of Array’s executive officers and directors and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares Owned (#)		Cash Consideration Payable in Respect of Shares ($)
Ron Squarer	484,383	(1)	$23,250,384.00
Victor Sandor, M.D.	209,543		$10,058,064.00
Nicholas Saccomano, Ph.D.	150,190		$7,209,120.00
Andrew Robbins	71,022		$3,409,056.00
Kyle A. Lefkoff	57,720	(2)	$2,770,560.00
Jason Haddock	30,059		$1,442,832.00
Gil J. Van Lunsen	24,297		$1,166,256.00
Charles M. Baum, M.D., Ph.D.	15,000		$720,000.00
Gwen A. Fyfe, M.D.	15,000		$720,000.00
John A. Orwin	15,000		$720,000.00
Carrie Cox	8,000		$384,000.00
Shalini Sharp	5,000		$240,000.00
All of Array’s current directors and executive officers as a group (12 persons)(3)	1,085,214		$52,090,272.00

(1)	Includes 224,492 Shares in trust for which Mr. Squarer serves as trustee and holds voting and dispositive power.
(2)	Includes (i) 20,000 Shares in trust for the benefit of Mr. Lefkoff’s minor children and (ii) 15,000 Shares held by BV Partners III Profit Sharing account for the benefit of Mr. Lefkoff.
(3)

The aggregate holdings of Array’s current directors and executive officers as a group excludes Mr. Rogan Nunn, Array’s interim General Counsel, who is not an employee of Array, does not hold any Shares and has not entered into any arrangements with Array.

Treatment of Equity Awards in the Transactions

The Merger Agreement provides that, at the Effective Time, each compensatory option to purchase Shares (a “Company Option”) that is then outstanding and unexercised, whether or not vested and which has a per Share exercise price that is less than the Offer Price (each, an “In the Money Option”), will be cancelled and converted into the right to receive a cash payment equal to (A) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per Share under such In the Money Option, multiplied by (B) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time, subject to any required withholding taxes.

The Merger Agreement provides that, at the Effective Time, each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested, will be cancelled with no consideration payable in respect thereof.

The Merger Agreement provides that, subject to certain exceptions, at the Effective Time, each restricted stock unit with respect to Shares (a “Company RSU”) that is then outstanding, whether or not vested, will be cancelled and the holder thereof will be entitled to receive a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU, subject to any required withholding taxes.

The following table sets forth, for each of Array’s executive officers (other than Mr. Nunn) and the members of the Array Board (i) the number of vested and unvested In the Money Options held as of June 24, 2019 and (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the excess of the Offer Price over the weighted average exercise price of such In the Money Options by the total number of Shares subject to such In the Money Options, assuming that the Effective Time occurs on August 1, 2019. None of Array’s executive officers or members of the Array Board hold a Company Option that is not an In the Money Option.

	In the Money Options
Name of Executive Officer or Director	Number of Shares subject to Vested In the Money Options (#)	Weighted Avg. Exercise Price Per Share ($)	Cash Consideration for Vested In the Money Options ($)	Number of Shares Subject to Unvested In the Money Options (#)	Weighted- Average Exercise Price Per Share ($)	Cash Consideration for Unvested Stock Options ($)	Total Cash Consideration for Stock Options in Merger ($)
Ron Squarer	1,635,507	$5.07	$70,212,004	1,523,438	$12.19	$54,558,885	$124,770,889
Jason Haddock	355,350	$5.36	$15,152,528	479,902	$10.20	$18,139,352	$33,291,880
Andrew Robbins	666,743	$6.98	$27,349,774	783,246	$11.93	$28,250,402	$55,600,176
Victor Sandor, M.D.	435,914	$6.98	$17,882,623	688,914	$12.08	$24,742,638	$42,625,261
Nicholas Saccomano, Ph.D.	313,874	$7.53	$12,702,227	370,876	$11.54	$13,521,665	$26,223,893
Curtis Oltmans	240,692	$10.48	$9,030,804	—	—	—	$9,030,804
Kyle A. Lefkoff	—	—	—	25,000	$14.55	$836,250	$836,250
Charles M. Baum, M.D., Ph.D.	25,000	$10.47	$938,250	25,000	$14.55	$836,250	$1,774,500
Gwen A. Fyfe, M.D.	165,000	$5.54	$7,005,300	25,000	$14.55	$836,250	$7,841,550
John A. Orwin	145,000	$5.97	$6,094,300	25,000	$14.55	$836,250	$6,930,550
Gil J. Van Lunsen	25,000	$10.47	$938,250	25,000	$14.55	$836,250	$1,774,500
Shalini Sharp	50,000	$9.59	$1,920,750	25,000	$14.55	$836,250	$2,757,000
Carrie Cox	—	—	—	50,000	$14.74	$1,663,000	$1,663,000

The following table sets forth, for each of Array’s executive officers (other than Mr. Nunn) and the members of the Array Board (i) the number of Company RSUs held as of June 24, 2019 and (ii) the cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the number of Shares subject to such Company RSU by the Offer Price, assuming that the Effective Time occurs on August 1, 2019.

	Company RSUs
Name of Executive Officer or Director	Number of Shares subject to Company RSUs (#)	Cash Consideration for Company RSUs ($)
Ron Squarer	253,908	$12,187,584
Jason Haddock	56,026	$2,689,248
Andrew Robbins	130,542	$6,266,016
Victor Sandor, M.D.	114,821	$5,511,408
Nicholas Saccomano, Ph.D.	61,813	$2,967,024
Curtis Oltmans	—	—
Kyle A. Lefkoff	5,000	$240,000
Charles M. Baum, M.D., Ph.D.	5,000	$240,000
Gwen A. Fyfe, M.D.	5,000	$240,000
John A. Orwin	5,000	$240,000
Gil J. Van Lunsen	5,000	$240,000
Shalini Sharp	5,000	$240,000
Carrie Cox	10,000	$480,000

Treatment of Purchase Rights under the Array ESPP

Messrs. Squarer and Haddock and Dr. Saccomano, together with other eligible employees, participate in the Array Employee Stock Purchase Plan (the “Array ESPP”). As of June 24, 2019, none of Array’s other executive officers or members of the Array Board participated in the Array ESPP. The Array ESPP permits the purchase of Shares at a price equal to 85% of the lower of (i) the closing price on the first trading day of the offering period or (ii) the closing price on the last trading day of the offering period. Effective each January 1, a new twelve (12)-month offering period begins that will end on December 31 of that year. A twelve (12)-month offering period (the “Final Offering Period”) commenced on January 1, 2019 and is scheduled to end on December 31, 2019 (the “Scheduled Purchase Date”).

Pursuant to the terms of the Merger Agreement, Array is required take all actions necessary pursuant to the terms of the Array ESPP or otherwise to provide that (i) no new offering period will be commenced following June 14, 2019 under the Array ESPP, (ii) there will be no increase in the amount of participants’ payroll deduction elections under the Array ESPP during the current offering period from those in effect as of June 14, 2019, (iii) no individuals will commence participation in the Array ESPP during the period from June 14, 2019 through the Effective Time, (iv) each purchase right issued pursuant to the Array ESPP will be fully exercised no later than five (5) business days prior to the Effective Time (the “Final Exercise Date”) and (v) the Array ESPP will terminate immediately following such exercise of such purchase rights and no further rights will be granted or exercised under the Array ESPP thereafter.

Therefore, if the Scheduled Purchase Date occurs five (5) or more business days prior to the Effective Time, the final purchase of Shares under the Array ESPP will occur on the Scheduled Purchase Date at a per Share purchase price equal to the lower of (i) $12.67 (85% of the closing stock price on January 2, 2019, the first trading day of the Final Offering Period) and (ii) 85% of the closing stock price on the Scheduled Purchase Date. If the Effective Time occurs on or prior to the Scheduled Purchase Date, the final purchase of Shares under the Array ESPP will occur on the Final Exercise Date and, with respect to each participant who has not withdrawn from the Array ESPP prior to the Final Exercise Date, Array will apply such participant’s accumulated contributions to the purchase of Shares at a per Share price equal to the lower of (i) $12.67 (85% of the closing stock price on January 2, 2019, the first trading day of the Final Offering Period) and (ii) 85% of the closing stock price on the Final Exercise Date.

Employment Arrangements

Array is party to preexisting employment agreements with the following executive officers: Messrs. Squarer, Robbins and Haddock and Drs. Sandor and Saccomano. Array may terminate the executive officers’ employment with Array at any time, with or without cause. Each of the employment agreements sets forth the initial compensation arrangements for the executive officer, including an initial base salary, an annual performance bonus opportunity, payable in cash or equity, and an initial equity award grant (other than for Mr. Robbins, whose employment agreement does not provide for an initial equity award grant). These agreements, together with the noncompete agreements and the confidentiality and inventions agreements each executive officer executed upon commencing employment with Array, set forth the rights and responsibilities of each party, including, without limitation, (i) a prohibition on competition and a customer non-solicitation restriction during the term of employment and for a period of twelve (12) months thereafter (in the case of Mr. Haddock, a customer non-solicitation restriction during the term of employment and a period of twenty four (24) months thereafter), (ii) an employee non-solicitation restriction during the term of employment and for a period of twenty four (24) months thereafter and (iii) indefinite confidentiality obligations.

Amendments to the Employment Agreements

Prior to Array’s entry into the Merger Agreement and in connection with the Transactions, the Executive Committee approved, and Array has since entered into, an agreement with each of Messrs. Squarer, Robbins and Haddock and Drs. Sandor and Saccomano to amend each preexisting employment agreement to provide for: (i) cash severance equal to 1.5 times (two (2) times for Mr. Squarer pursuant to the terms of his existing employment agreement) the sum of the executive’s base salary and annual target bonus amount payable on a termination of employment without cause or for good reason, using the base salary and annual target bonus levels previously approved by Array to go into effect in October 2019 and (ii) eighteen (18) months of Array-paid COBRA premiums (twenty four (24) months for Mr. Squarer). In consideration for the amendments described above, the executive officers (other than Dr. Sandor) further agreed to extend the period of their non-competition covenants from twelve (12) months to twenty four (24) months following the termination of each executive’s employment.

The estimated value of severance payments and benefits for Messrs. Squarer, Robbins and Haddock and Dr. Sandor is set forth below in the table entitled “Golden Parachute Compensation” under “Item 8. Additional Information — Golden Parachute Compensation”. Based on the same assumptions set forth in the table entitled “Golden Parachute Compensation” under “Item 8. Additional Information — Golden Parachute Compensation”, Dr. Saccomano’s estimated cash severance payment is $905,520 and the estimated payment of his COBRA premiums is $46,080.

Excise Tax Reimbursement Arrangements

Mr. Squarer is entitled, pursuant to the terms of his existing employment agreement, to reimbursement for excise taxes incurred under Section 4999 of the Internal Revenue Code (the “Code”) so that on a net after-tax basis he would be in the same position as if no such excise tax had applied to him. In addition, prior to Array’s entry into the Merger Agreement and in connection with the Transactions, the Executive Committee approved the reimbursement of Messrs. Robbins and Haddock and Drs. Sandor and Saccomano for any such excise taxes as well. The excise tax reimbursement for Messrs. Robbins and Haddock and Drs. Sandor and Saccomano is subject to the following conditions: (x) the executive will be eligible for reimbursement only if his “parachute payments” (within the meaning of Section 280G of the Code) exceed 110% of 2.99 times the executive’s “base amount,” within the meaning of Section 280G(b)(3) of the Code (otherwise the parachute payments will be reduced to 2.99 times the executive’s “base amount”) and (y) the aggregate reimbursement for all employees of Array, including the reimbursement for Mr. Squarer and the executive officers listed above, will not exceed $15.5 million, subject to certain further limitations on individual reimbursement amounts for each such executive.

The estimated value of the excise tax reimbursement payment for Messrs. Squarer, Robbins and Haddock and Dr. Sandor is set forth below in the table entitled “Golden Parachute Compensation” under “Item 8. Additional Information — Golden Parachute Compensation”. Based on the same assumptions set forth in the table entitled “Golden Parachute Compensation” under “Item 8. Additional Information — Golden Parachute Compensation”, the estimated excise tax reimbursement payment for Dr. Saccomano will be $1,400,429.

Cash Retention Pool

Prior to Array’s entry into the Merger Agreement and in connection with the Transactions, the Executive Committee approved a cash retention pool for certain employees of Array, including the executive officers. Pursuant to the retention pool, Messrs. Squarer, Haddock and Robbins and Drs. Sandor and Saccomano each received a retention award opportunity based on the grant value of equity awards that were expected to be granted in December 2019. Each executive’s award will vest 25% at the Effective Time, 37.5% on the six (6)-month anniversary of the Effective Time and 37.5% on the twelve (12)-month anniversary of the Effective Time, in each case, subject to the executive’s continued employment through such dates. Payment will also be made upon the executive’s earlier termination of employment by Array without cause, due to death or disability, or by the executive for good reason, subject to the applicable executive’s (or his estate’s) execution of a release of claims.

The retention awards for Messrs. Squarer, Robbins and Haddock and Dr. Sandor are set forth below in the table entitled “Golden Parachute Compensation” under “Item 8. Additional Information — Golden Parachute Compensation”. Based on the same assumptions set forth in the table entitled “Golden Parachute Compensation” under “Item 8. Additional Information — Golden Parachute Compensation”, Dr. Saccomano’s retention award will be $2,292,600.

Deferred Compensation Plan

Array maintains the Amended and Restated Deferred Compensation Plan, which provides executive officers and other eligible participants with an opportunity to defer all or a portion of their compensation and to earn tax-deferred returns on the deferrals (the “Deferred Compensation Plan”).

The employer matching contribution under the Deferred Compensation Plan will become fully vested in the event of a change of control. As of June 24, 2019, Messrs. Squarer and Robbins and Dr. Saccomano were vested 100% in their employer matching contributions and Mr. Haddock was 50% vested in his employer matching contributions. As of June 24, 2019, none of Dr. Sandor, Mr. Oltmans or any members of the Array Board participated in the Deferred Compensation Plan.

The estimated value of Mr. Haddock’s employer matching contribution that will become fully vested at the Effective Time is set forth in the table entitled “Golden Parachute Compensation” under “Item 8. Additional Information — Golden Parachute Compensation”.

Pfizer Post-Effective Time Covenants

Pursuant to the Merger Agreement, Pfizer has agreed that for a period of one (1) year following the Effective Time (the “Continuation Period”), each employee of Array or its subsidiaries who remains employed following the Effective Time (each, a “Continuing Employee”) will be provided with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee immediately prior to the Effective Time, (ii) incentive compensation opportunities that are no less favorable than those provided to similarly situated employees of Pfizer and its affiliates and (iii) employee benefits that in the aggregate are no less favorable than the employee benefits (excluding benefits under Array’s employee stock purchase plan) provided to such Continuing Employee immediately prior to the Effective Time. In addition, Pfizer has agreed to provide each Continuing Employee who experiences a termination of employment during the Continuation Period with severance benefits that are no less favorable, in the aggregate, than those that would have been provided to such Continuing Employee under certain specified severance arrangements had such termination occurred prior to the Effective Time.

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Pfizer or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Pfizer or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Pfizer and/or its affiliates have been established. Any such arrangements with Array’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the Offer Acceptance Time (as defined in the Merger Agreement) and to the extent permitted by applicable legal requirements, the compensation committee of the Array Board (the “Compensation Committee”) will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each agreement, arrangement or understanding between Purchaser, Array or their respective affiliates and any of the officers, directors or employees of Array or its subsidiaries that is effective as of the date of the Merger Agreement or is entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Director Compensation

As of October 1, 2018, cash compensation to the non-employee members of the Array Board consists of the following annual retainers:

Board Retainer	$45,000
Chair Retainer
Chairman of the Board	$30,000
Audit Committee	$20,000
Compensation	$15,000
Corporate Governance	$10,000
Clinical Development	$15,000
Committee Member Retainer
Audit	$10,000
Compensation	$7,500
Corporate Governance	$5,000
Clinical Development	$7,500

In addition, Array also makes an annual stock option grant of 25,000 Shares and 5,000 Company RSUs to the non-employee members of the Array Board under Array’s Stock Option and Incentive Plan. The foregoing equity awards are subject to accelerated vesting and cancellation, and exchange for cash consideration, as provided by the Merger Agreement and as described in more detail in “Item 3. — Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Array and its Executive Officers, Directors and Affiliates — Treatment of Equity Awards in the Transactions”.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Array’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Array’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to Array or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Array’s amended and restated bylaws also provide that Array will indemnify its directors and officers to the fullest extent permitted by Delaware law.

The Merger Agreement provides for indemnification, advancement of expenses, exculpation from liabilities and insurance rights in favor of Array’s current and former directors and officers with respect to acts or omissions occurring prior to the Effective Time. Specifically, Pfizer has agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees with respect to all matters occurring prior to or at the Effective Time will continue in full force and effect in accordance for a period of six (6) years from the Effective Time.

In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Pfizer has agreed that it will cause the Surviving Corporation and its subsidiaries to (and the Surviving Corporation has agreed that it will) indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Array or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Array as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the Transactions), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of Array or its subsidiaries or is or was serving at the request of Array or its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification. The Merger Agreement further provides that the Surviving Corporation and its subsidiaries, as applicable, shall reasonably cooperate in the defense of any such matter.

Pfizer and the Surviving Corporation have agreed to maintain in effect for a period of six (6) years after the Effective Time, in respect of facts or events occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by Array’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as Array’s policies existing on the date of the Merger Agreement; however, neither Pfizer nor the Surviving Corporation will be required to pay with respect to such insurance policies, in the aggregate for all six (6) years, more than 300% of the aggregate annual premium most recently paid by Array for such insurance. In lieu of the foregoing, Pfizer or the Surviving Corporation may purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate cost of such policy not to be in excess of the maximum contemplated by the preceding sentence).

The rights to advancement, exculpation and indemnification above (i) will survive the consummation of the Merger; (ii) are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons) and his or her heirs or representatives; and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have by contract or otherwise.

Section 16 Matters

Pursuant to the Merger Agreement, Array and the Array Board will take appropriate actions, to the extent necessary, prior to or as of the Offer Acceptance Time (as defined in the Merger Agreement), to approve, for purpose of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition or cancellation of Shares, Company Options and Company RSUs in the Merger by applicable individuals and to cause such disposition and/or cancellation to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Array Board

At a meeting of the Executive Committee held on June 14, 2019, the Executive Committee unanimously (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interest of, Array and its stockholders; (ii) declared that it is advisable for Array to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Array of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Array’s stockholders tender their Shares pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Array Board unanimously recommends that Array’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated June 17, 2019, issued by Array and Pfizer announcing the Offer, is included as Exhibit (a)(1)(F) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

Array regularly meets with other biotechnology and pharmaceutical companies regarding a variety of potential partnerships, licensing arrangements, joint ventures, collaborations and other strategic transactions. From time to time over the past few years, representatives of Array and Pfizer have engaged in informal discussions regarding Pfizer’s interest in the oncology field and other areas and desire to learn more about Array’s programs, on occasion exchanging confidential information pursuant to non-disclosure agreements executed prior to 2017, but these interactions ceased without any proposal being made concerning a strategic transaction.

Following the announcement of top-line data from Array’s COLUMBUS trial in September 2016, Array had discussions with various third parties that expressed an interest in such data and the possibility of a collaboration or other strategic transaction.

On January 23, 2017, Array executed an engagement letter with Centerview Partners LLC (“Centerview”) to serve as financial advisor to Array in connection with the exploration of a possible strategic transaction.

During early 2017, at the direction of the Array Board and management, representatives of Centerview contacted four potential counterparties, including Pfizer, regarding a possible collaboration or other strategic transaction, but these discussions did not result in a proposal for either a collaboration or other strategic transaction.

On October 8, 2018, the Chief Executive Officer of a global biopharmaceutical company, Party A, approached Array’s Chief Executive Officer, Ron Squarer, regarding a potential cash and stock merger with Array. No economic terms were proposed with respect to the transaction.

On October 25, 2018, the Array Board held a meeting at which representatives of Centerview presented to the Array Board materials regarding the general biopharmaceutical M&A landscape, Array’s financial performance and potential strategic paths, including a combination of Array and Party A, a combination of Array and other strategic parties or Array continuing on a stand-alone basis. These materials included preliminary illustrative financial analyses based on Array management’s preliminary scenario of risk-adjusted long-term projections for Array on a stand-alone basis (the “October 2018 Forecasts”) and a range of illustrative long-term sensitivities to the October 2018 Forecasts provided by Array management. The October 2018 Forecasts are summarized in the section “—Certain Financial Projections” below. The October 2018 Forecasts and the assumptions underlying the October 2018 Forecasts reflect one scenario among multiple upside and downside scenarios that were prepared for the Array Board and were provided to Centerview for purposes of these preliminary illustrative financial analyses and range of illustrative long-term sensitivities. Following such discussion, the Array Board directed management and representatives of Centerview to continue discussions with Party A and to facilitate normal course discussions with certain additional third parties, but decided not to undertake a formal sale process at that time. At that same meeting, the Array Board determined that it was in the best interests of Array and its stockholders to form a committee consisting of all directors, other than one outside director with an existing relationship with Party A, in order to mitigate the impact of any potential conflict of interest on the part of such director on the Board’s process for reviewing the proposal by Party A or any other strategic transaction, and delegated to such committee (referred to as the Executive Committee) all authority that may be delegated to a committee under Delaware law.

On November 8, 2018, the Chief Executive Officer of Party A approached Mr. Squarer to inform him that Party A continued to be interested in a transaction with Array. However, Party A did not submit any economic terms for a potential transaction after this discussion.

As directed by the Array Board, on December 6, 2018 and continuing through February 2019, representatives of Centerview met with certain members of Pfizer’s senior management who expressed interest in better understanding Array’s programs. During this time, as directed by the Array Board, representatives of Centerview also met with other industry participants. A global biopharmaceutical company, Party B, emerged as potentially having interest in a strategic transaction with Array. On January 14, 2019, Array entered into a confidentiality agreement with Party B for purposes of discussing a potential research collaboration.

On January 7, 2019, the Chief Executive Officer of Party A again approached Mr. Squarer to inform him that Party A continued to be interested in a transaction with Array. However, Party A did not provide any economic terms for a potential transaction, and Party A did not ultimately submit a proposal to Array.

In early February 2019, Andrew Robbins, Chief Operating Officer of Array, reached out to John DeYoung, Vice President, Worldwide Business Development at Pfizer, regarding Pfizer’s desire to learn more about Array for the purpose of understanding Array’s programs. Mr. Robbins and Mr. DeYoung planned for Mr. Robbins to visit Pfizer’s offices in New York, New York on February 28, 2019.

On February 28, 2019, Mr. Robbins visited Pfizer’s offices in New York, New York and met with Mr. DeYoung and Dr. Christopher Boshoff, Chief Development Officer—Oncology at Pfizer to discuss Array’s commercialization of encorafenib and binimetinib, its research platform and other high-level non-confidential matters regarding Array’s programs.

Between February 28 and March 21, 2019, Pfizer and Mr. Robbins exchanged a number of diligence calls and emails regarding Array’s publicly available data and existing partnerships.

On March 21, 2019, Array and Pfizer executed a confidential disclosure agreement (the “CDA”) with respect to certain of Array’s preclinical programs for the purpose of a potential transaction or other relationship between Array and Pfizer.

On April 22, 2019, Array and Pfizer amended the CDA to expand the information covered thereby to any information related to Array’s business. From April 22, 2019 through the execution of the Merger Agreement, representatives of Pfizer reviewed the information provided by Array and had several conversations with Array’s senior management regarding Array’s programs.

On May 2, 2019, the Compensation Committee met with certain members of an outside compensation consultant to discuss revising Array’s peer group for purposes of executive compensation. The Compensation Committee approved the proposed peer group and directed the compensation consultant to prepare a full compensation analysis as soon as possible.

On May 2, 2019, the Executive Committee held a meeting, which was also attended by members of management and representatives from Centerview. At this meeting, Array management and representatives of Centerview provided an update to the Executive Committee regarding the ongoing discussions between Array and Pfizer and between Array and Party B. Array management, members of the Executive Committee and representatives of Centerview also discussed the possibility that additional third parties may inquire about strategic transactions with Array after the upcoming announcement of the results of the Phase 3 BEACON CRC trial (the “BEACON Trial”) evaluating the combination of BRAFTOVI® (encorafenib), a BRAF inhibitor, MEKTOVI® (binimetinib), a MEK inhibitor, and ERBITUX® (cetuximab), an anti-EGFR antibody, in patients with BRAFV600E-mutant metastatic colorectal cancer (mCRC), following one or two prior lines of therapy. In addition, Array management, members of the Executive Committee and representatives of Centerview discussed certain strategic and logistical considerations when responding to a potential third-party acquisition proposal, including Array’s ability to populate a data room to permit a potential counterparty to perform confirmatory due diligence, if desired, as well as the ongoing work on creating management forecasts.

On May 11, 2019, members of Pfizer’s management visited Array’s offices in Boulder, Colorado to meet with Mr. Robbins and Dr. Nicholas Saccomano, Chief Scientific Officer of Array, and to tour Array’s facilities.

On May 13, 2019, Array amended the confidentiality agreement with Party B to allow for discussions and the exchange of information related to a potential strategic transaction.

On May 15, 2019, the Compensation Committee’s outside compensation consultant sent its completed analysis to the Compensation Committee. Following receipt of this analysis, specific recommendations reflecting the views of the Compensation Committee after its review of the consultant’s analysis were circulated to members of the Compensation Committee, and members of the Compensation Committee confirmed their support for those recommendations. In order to better align the incentives of executives and stockholders in the event of a proposal to acquire Array after the announcement of the interim BEACON Trial results, the Compensation Committee determined that, in the event that of a potential change of control of Array, it would be in the best interest of Array and its stockholders to implement changes to its executive compensation and severance arrangements, as well as to its equity incentive awards (the “Compensation Committee Recommendation”), though the Compensation Committee decided that it would not implement these changes at this time.

On May 17, 2019, Mr. Robbins reached out to Mr. DeYoung and Dr. Boshoff by telephone and shared high-level top line results data from the BEACON Trial.

On May 21, 2019, Array announced positive results from the interim analysis of the BEACON Trial.

On May 23, 2019, Mr. Robbins met with certain representatives from Party B near Party B’s headquarters to discuss a potential strategic transaction between Array and Party B.

On May 28, 2019, Mr. Robbins and Dr. Saccomano visited Pfizer’s offices in New York, New York and met with Mr. DeYoung; Dr. Boshoff; Dr. Mikael Dolsten, Pfizer’s Chief Scientific Officer and President, Worldwide Research, Development and Medical; Mr. John Young, Pfizer’s Chief Business Officer and Group President; Dr. A. Rod MacKenzie, Pfizer’s Chief Development Officer and Executive Vice President; Mr. Andrew Schmeltz, Global President and General Manager of Pfizer Oncology; and Dr. Robert Abraham, Senior Vice President and Group Head of Oncology Research & Development to discuss Array’s programs and a potential strategic transaction between Pfizer and Array.

On May 29, 2019, Dr. Albert Bourla, Chief Executive Officer of Pfizer, contacted Mr. Squarer to inform Mr. Squarer that Pfizer planned to make an offer to acquire all of the outstanding common stock of Array. Later that same day, Pfizer submitted a letter to Array providing for a non-binding proposal to acquire all of the outstanding shares of Array at a price of $44 per share in cash (the “May 29 Proposal”), which represented a 62% premium to Array’s closing Share price on May 28, 2019 and a 110% premium to Array’s closing share price on May 20, 2019, the day before Array’s announcement of the positive interim results from the BEACON Trial. The May 29 Proposal also stated that Pfizer had conducted a significant amount of diligence based on Array’s publicly available information and on certain materials that Array had provided to Pfizer to date, and, therefore, further diligence would largely be confirmatory. The May 29 Proposal stated that any final agreement would be subject to the approval of Pfizer’s board of directors, but that Pfizer would like to target a transaction announcement on June 17, 2019.

Later that same day, following receipt of the May 29 Proposal, the Executive Committee held a meeting by teleconference, which was also attended by members of management and representatives from Centerview and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Array (“Skadden”). During the meeting, representatives of Centerview reviewed with the Executive Committee the May 29 Proposal from Pfizer and provided an update on conversations with Party B. The Executive Committee, together with representatives of management, Centerview and Skadden, discussed various strategic alternatives, including weighing the potential benefits of a broader outreach to other potential counterparties against the risk of leaks inherent in such a process, in particular given the prior interactions between representatives of Centerview and Array management with other industry participants in the months leading up to the announcement of interim results from the BEACON Trial. The Executive Committee instructed management and representatives of Centerview to continue working with both Pfizer and Party B. The Executive Committee also directed Array management to prepare updated financial forecasts to account for the interim results of the BEACON Trial to enable Centerview to prepare a financial analysis for purposes of evaluating the May 29 Proposal. In advance of the meeting, representatives of Centerview disclosed to the Array Board certain existing and/or historical relationships between Centerview and Array, as well as with Pfizer and Party B.

On May 31, 2019, at the direction of the Executive Committee, members of Array’s senior management and representatives of Centerview met with representatives of Party B at Skadden’s offices in Chicago, Illinois to discuss the BEACON Trial and additional programs ongoing at Array. Party B expressed interest in learning more about Array’s programs in order to consider a strategic transaction, but Party B did not commit to working on a specific timeline.

On June 2, 2019, the Executive Committee held a meeting by teleconference, which included senior management and representatives from Centerview and Skadden. Array management and representatives of Centerview reviewed with the Executive Committee the strategic parties, other than Pfizer, that could have a potential interest in Array, including Party A and Party B, among others. Centerview also reviewed forecasts prepared by Array management, as directed by the Executive Committee at the May 29, 2019 meeting, which management continued to refine through the execution of the Merger Agreement as summarized in the section “—Certain Financial Projections,” below (the “Management Forecasts”). The Executive Committee then discussed with representatives of Centerview and Array management the assumptions underlying the Management Forecasts. Then, representatives of Centerview reviewed with the Executive Committee Centerview’s preliminary financial analyses based on the Management Forecasts. In addition to the Management Forecasts and Centerview’s preliminary financial analyses, the Executive Committee discussed strategic considerations in connection with the May 29 Proposal, including the likelihood that other potential parties would be interested in evaluating an acquisition of Array, the risk of potential leaks if additional outreach were conducted and whether additional outreach or potential leaks could impact the May 29 Proposal. Following such discussion, the Executive Committee determined that the May 29 Proposal was insufficient to allow Pfizer access to additional diligence or for Array to commit to Pfizer’s timeline of a June 17 announcement, and directed representatives of Centerview to contact Pfizer’s representatives and convey that the value communicated in the May 29 Proposal was insufficient, but that the Array Board would be interested in pursuing a transaction on the timeline proposed by Pfizer at a higher price per share.

Later that same day, a representative of Centerview shared this message with Douglas Giordano, Senior Vice President, Worldwide Business Development at Pfizer. Mr. Giordano said he would share the request with Dr. Bourla.

Following discussion internally at Pfizer, on June 3, 2019, Mr. Giordano contacted a representative of Centerview to orally convey that Pfizer had revised its non-binding proposal to acquire all of the outstanding shares of Array to be at a price of $48 per share in cash. Pfizer informed Array that the revised proposal was conditioned on Array working toward a transaction announcement on June 17, 2019, and Array not making additional outreach or informing others of Pfizer’s proposal. A representative of Centerview subsequently informed Mr. Squarer of the revised proposal, and Mr. Squarer shared the revised proposal with each member of the Executive Committee individually by telephone.

Also on June 3, 2019, Skadden sent an initial draft of the Merger Agreement to Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), counsel to Pfizer.

On June 4, 2019, Array granted Pfizer and its advisors access to a virtual data room to enable Pfizer to perform its confirmatory due diligence investigation of Array. In addition to its review of the data room, during the weeks of June 3 and June 10, Pfizer and its advisors participated in several calls and in-person meetings with senior management of Array, Skadden and certain other representatives of Array as part of its due diligence investigation. Pfizer and its advisors continued to perform due diligence through the execution of the Merger Agreement.

During the period from June 6 until June 13, 2019, Skadden and Wachtell Lipton conducted a number of conference calls and exchanged drafts of the Merger Agreement. Among other items, the parties negotiated certain terms, including the amount of Array’s termination fee in the event that Array terminated the Merger Agreement to accept a Superior Offer (as defined in the Merger Agreement) and in certain other circumstances, the ability of the Array Board to change its recommendation under various circumstances and the efforts required on the part of Pfizer to obtain regulatory approvals for the transaction. In addition, during this period, Array disclosed to Pfizer the potential employee compensation program for 2019 that the Executive Committee and the Compensation Committee had previously discussed in consultation with an outside compensation consultant, as well as the retention and severance programs proposed by Array, taking into consideration these anticipated changes. Array disclosed that the Executive Committee and the Compensation Committee planned to implement these arrangements prior to the execution of any definitive agreement providing for a change of control of Array. Following its receipt of this information, Pfizer negotiated certain modifications to Array’s plans. The employee retention and severance programs permitted by the Merger Agreement, which include the arrangements for named executed officers described in section “—Arrangements Between Array and its Executive Officers, Directors and Affiliates” above, were negotiated based upon the Compensation Committee Recommendations at the direction of independent directors on the Executive Committee (without the involvement of any members of management) and approved by the Executive Committee.

On June 7 and 8, 2019, certain members of the management team and representatives of Centerview participated on conference calls with Party B to further discuss Array’s programs.

On June 10, 2019, the Array Board held a meeting by teleconference, which was attended by members of management and representatives from Centerview and Skadden. At the meeting, representatives of Centerview discussed the status of Pfizer’s diligence process and informed the Array Board of Centerview’s June 7th and 8th discussions with Party B. Representatives of Skadden then provided an overview of the material outstanding items left to negotiate in the Merger Agreement, which included the amount of the termination fee payable by Array in certain instances, the definition of material adverse effect and employee retention and severance programs. The Array Board and representatives from Centerview and Skadden discussed the strategy with respect to resolving those issues, and the Array Board instructed Skadden on its desired resolution of points in the Merger Agreement and the process for independent directors on the Array Board to separately instruct Skadden on the resolution of employee arrangements.

Also on June 10, 2019, members of Array’s and Pfizer’s senior management teams and a representative of Centerview met in Boulder, Colorado to discuss the proposed transaction. During this meeting, the parties discussed matters relating to the operation of the combined businesses and outstanding diligence.

On June 11, 2019, a representative of Centerview communicated to a representative of Party B that Array had made meaningful progress toward a transaction with another party. Party B expressed interest in continuing to learn more about Array and its programs, but communicated that it would not likely be in a position to submit a formal proposal to acquire Array in the near term. Party B also indicated that it was unlikely that they would be able to offer a significant enough premium to be attractive to Array.

On June 14, 2019, the Executive Committee held a meeting by teleconference, attended by members of management and representatives from Centerview and Skadden. The Executive Committee discussed Party B’s lack of meaningful progress toward an acquisition proposal and the lack of approach or inquiry from any other third party since the announcement of the interim results of the BEACON Trial. Representatives of Skadden then discussed the fiduciary duties of directors under Delaware law in the context of the proposed transaction and reviewed with the Executive Committee the key provisions of the Merger Agreement. Representatives of Skadden also discussed the employee retention and severance programs permitted by the Merger Agreement, including the arrangements for named executed officers described in the section called “—Arrangements Between Array and its Executive Officers, Directors and Affiliates” above, which had been negotiated based upon the Compensation Committee Recommendations at the direction of independent directors on the Executive Committee. Following such discussion, representatives of Centerview and management reviewed the Management Forecasts and the financial analyses prepared by Centerview with the Executive Committee. As part of this discussion, the differences between the Management Forecasts as presented to the Executive Committee on June 2, 2019 and the Management Forecasts used for Centerview’s financial analyses on June 14, 2019 were discussed with the Executive Committee. Following such discussion, representatives of Centerview reviewed with the Executive Committee its financial analysis of the consideration of $48 per share in cash, and rendered to the Executive Committee an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated June 14, 2019, which was based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing the opinion, that the consideration of $48 per share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) in the Offer pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below in “—Opinion of Array’s Financial Advisor.” The opinion delivered by Centerview is attached to this Schedule 14D-9 as Annex I.

After further discussing potential reasons for and against the proposed transaction, including the Executive Committee’s analysis of the possible alternatives to the proposed transaction and the risks associated with such possible alternatives (see below under the heading “—Reasons for Recommendation”), the Executive Committee unanimously (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interest of, Array and its stockholders; (ii) declared it advisable for Array to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Array of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; (v) resolved to recommend that Array’s stockholders tender their Shares pursuant to the Offer; and (vi) declared that the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Array were each authorized to execute and deliver the Merger Agreement in the form presented to the Executive Committee. Representatives of Skadden explained the purpose and benefit to Array’s stockholders of adopting a forum selection bylaw in the context of the proposed transaction and proposed that a meeting of the Array Board occur prior to public announcement of the transaction for the purpose of considering the adoption of such a bylaw.

Following the Executive Committee meeting, after the closing of trading on Nasdaq on June 14, 2019, Array, Pfizer and Purchaser executed and delivered the Merger Agreement. The parties agreed to publicly announce the transaction on the morning of June 17, 2019.

On June 15, 2019, the Array Board held a meeting by teleconference, attended by members of management and representatives from Skadden, at which the Array Board adopted the forum selection bylaw.

Before the opening of trading on Nasdaq on June 17, 2019, Array and Pfizer issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding common stock of Array at a price of $48 per share in cash, and Array filed a current report on Form 8-K.

On June 28, 2019, Purchaser commenced the offer and Array filed this Schedule 14D-9.

Reasons for the Recommendation

The Executive Committee, at a meeting held on June 14, 2019, unanimously (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interest of, Array and its stockholders; (ii) declared that it is advisable for Array to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Array of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Array’s stockholders tender their Shares pursuant to the Offer. The Array Board established the Executive Committee on October 25, 2018, consisting of all directors, other than one outside director with an existing relationship with Party A, and delegated all authority of the Array Board that may be delegated to a committee under Delaware law, as described in “— Background of the Offer and the Merger”. The Executive Committee consulted with the members of Array’s senior management and representatives from Centerview and Skadden at various times, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the Executive Committee believes support its unanimous determination and recommendation:

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Business, Financial Condition and Prospects. The Executive Committee considered the current and historical financial condition, results of operations, business, competitive position, assets and prospects, as well as the long-range plan of Array and the execution risks associated with the development, regulatory approval, commercialization and marketing of Array’s products and product candidates. The Executive Committee weighed the certainty of realizing $48 per Share in cash against the uncertainty that trading values would approach an amount comparable to the Offer Price in the foreseeable future and the risks and uncertainties associated with Array and its business as a standalone company (including the risk factors set forth in Array’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018 and subsequent quarterly reports on Form 10-Q). These risks include, but are not limited to, (i) risks related to successful commercialization of Array’s products in the U.S. and internationally, (ii) potential difficulties in obtaining U.S. and non-U.S. regulatory approvals for Array’s products, (iii) potential difficulties and delays in clinical trials of product candidates and (iv) regulatory developments involving Array’s current and future products and pipeline.

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Premium to the Trading Price of Array Shares. The Executive Committee considered the current and historical market prices of the Shares, (including the market performance of the Shares relative to other participants in Array’s industry along with general market indices) and the fact that the Offer Price represented a compelling premium to historical market prices of the Shares, including (i) an approximately 84% premium over the 30-day volume weighted average price (“VWAP”) of the Shares; (ii) an approximately 79% premium over the VWAP of the Shares since May 21, 2019, the date Array announced the positive results from the BEACON Trial; (iii) an approximately 63% premium over the Shares’ 52-week high; and (iv) an approximately 63% premium over the closing price of the Shares on Nasdaq on June 13, 2019, the last full trading day before the Executive Committee’s approval of the transaction.

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Cash Consideration; Certainty of Value. The Executive Committee considered the fact that the consideration payable to Array’s stockholders in the Offer and the Merger will consist entirely of cash, which provides Array stockholders with immediate liquidity and certainty of value. The Executive Committee believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with Array’s standalone strategy.

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Product Commercialization and Development Risks. The Executive Committee considered the fact that BRAFTOVI® (encorafenib), a BRAF inhibitor, plus MEKTOVI® (binimetinib), a MEK inhibitor, Array’s only products approved for sale, have only been approved for the treatment of patients with unresectable or metastatic melanoma with a BRAFV600E or BRAFV600K mutation in the U.S. In addition, the Executive Committee considered the fact that there is no guarantee that BRAFTOVI® (encorafenib) plus MEKTOVI® (binimetinib) will be approved or successfully marketed for other indications or that Array will successfully commercialize additional products. The Executive Committee also considered the status and prospects for Array’s current proprietary programs, including the fact that many are in the early stages of development and unproven. The Executive Committee considered the risks inherent in developing the proprietary programs and building commercialization capabilities and the significant funds those activities would require. The Executive Committee also took into consideration that, while Array may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could have a highly dilutive effect on Array’s existing stockholders, might only be available on unfavorable terms, or might not be available at all.

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Negotiation Process. The Executive Committee considered the fact that the terms of the Offer and the Merger were the result of robust, arm’s-length negotiations conducted by Array with the knowledge and at the direction of the Executive Committee and with the assistance of independent financial and legal advisors. The Executive Committee also considered the enhancements that Array and its advisors were able to obtain as a result of negotiations with Pfizer, including the increase in Pfizer’s proposed acquisition price from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the speed and likelihood of completing the Offer and consummating the Merger.

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Potentially Interested Counterparties. The Executive Committee considered the process conducted by Array, with the assistance of representatives of Centerview, to identify and contact potential counterparties. In particular, the Executive Committee considered the likelihood that any such parties would engage in a transaction with Array on the same or a similar timeframe as Pfizer and with a value and contractual terms and conditions superior to those contained in the Merger Agreement. The Executive Committee considered, after discussions with representatives of Centerview and Array’s management, that (i) a broader outreach to other strategic counterparties could delay a potential transaction and cause significant disruption to Array, putting at risk a transaction with Pfizer at the price and terms negotiated, (ii) Array’s management and representatives of Centerview had separately met or interacted with other potential counterparties and that such potential counterparties had not approached Array to inquire about a strategic transaction comparable to the terms of the Merger Agreement and (iii) in the event a potential counterparty becomes interested in pursuing a transaction on terms more favorable to Array and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such a transaction despite Pfizer and Array having entered into the Merger Agreement.

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Strategic Alternatives. The Executive Committee considered its analysis, after discussions with representatives of Centerview and Array’s management, of the possible alternatives to the Offer and the Merger, including the execution of Array management’s standalone plan. In particular, the Executive Committee considered, among others, the risks and costs associated with (i) the approval and market success of BRAFTOVI® (encorafenib) plus MEKTOVI® (binimetinib) for treatment of additional indications, (ii) designing and conducting future clinical trials for its product candidates and seeking and obtaining regulatory approvals for such product candidates, (iii) expanding its commercial infrastructure, launching and marketing its product candidates in the U.S. and other markets and (iv) continuing the development of its other pipeline products.

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Certain Management Projections. The Executive Committee considered certain forecasts for Array prepared by members of its senior management, which reflected an application of various assumptions of Array’s management. For further discussion, see “— Certain Financial Projections”.

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Centerview’s Fairness Opinion and Related Analysis. The Executive Committee considered the oral opinion of Centerview, rendered to the Executive Committee on June 14, 2019, which was subsequently confirmed by delivery of a written opinion to the Array Board dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the $48 per Share in cash, without interest, to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of Array’s Financial Advisor”.

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Speed and Likelihood of Consummation. The Executive Committee considered that the structure of the transaction (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL, which would not require additional approval by Array’s stockholders), enables Array’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short timeframe. The Executive Committee also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

•

the fact that, subject to its circumscribed rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

•	the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of Array;

•	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

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the fact that there are not expected to be significant antitrust or other regulatory impediments, other than review pursuant to the HSR Act and possible German and Austrian antitrust approval, as further described in “Item 8. Additional Information — Regulatory Approvals”;

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the business reputation, capabilities and financial condition of Pfizer, and the Executive Committee’s perception that Pfizer is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

•	the availability of the remedy of specific performance to Array under the Merger Agreement in the event of breaches by Pfizer and Purchaser.

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Other Terms of the Merger Agreement. The Executive Committee considered other terms of the Merger Agreement, as more fully described in the Offer to Purchase under the caption “— The Merger Agreement”. Certain provisions of the Merger Agreement that the Executive Committee considered important included:

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Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer, the Array Board may, if, prior to taking such actions, the Array Board determines in good faith, after consultation with financial advisors and outside legal counsel, that an unsolicited acquisition proposal from a third party constitutes or could reasonably be expected to lead to a Superior Offer (as defined in the Merger Agreement), furnish information with respect to Array and engage in or otherwise participate in discussions or negotiations with the person or group of persons making such acquisition proposal (as more fully described in the Offer to Purchase under the section “— The Merger Agreement — Acquisition Proposals”).

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Change of Recommendation in Response to a Superior Offer; Ability to Accept a Superior Offer. If the Array Board determines in good faith after consultation with Array’s outside legal counsel that an unsolicited acquisition proposal constitutes a Superior Offer (as defined in the Merger Agreement) and that the failure to do so would be inconsistent with its fiduciary duties to Array’s stockholders under applicable legal requirements, the Array Board may take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger and adopting, approving and recommending to stockholders and declaring advisable such acquisition proposal. Array may terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Offer, subject to Array’s payment to Pfizer or Pfizer’s designee a termination fee of $400 million (as more fully described in the Offer to Purchase under the sections “— The Merger Agreement — Acquisition Proposals”; “— The Merger Agreement — Changes of Board Recommendation or other Adverse Actions”; “— The Merger Agreement — Termination” and “— The Merger Agreement — Array Termination Fee”).

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Change of Recommendation in Response to an Intervening Event. If the Array Board, other than in connection with a Superior Offer (as defined in the Merger Agreement), determines in good faith after consultation with Array’s outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable legal requirements, the Array Board may, in response to an “intervening event,” take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger (as more fully described in the Offer to Purchase under the section “— The Merger Agreement — Changes of Board Recommendation or other Adverse Actions”). An “intervening event” is an event, fact, circumstance, development or occurrence not known to the Array Board at the date of the Merger Agreement and that does not relate to an acquisition proposal. Pfizer is entitled to terminate the Merger Agreement in the event that the Array Board changes its recommendation for any reason, in which event Array will have an obligation to pay to Pfizer or Pfizer’s designee a termination fee of $400 million (as more fully described in the Offer to Purchase under the sections “— The Merger Agreement — Termination” and “— The Merger Agreement — Array Termination Fee”).

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Extension of the Offer. Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, Purchaser is required to extend the Offer beyond the initial expiration date by (i) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related legal requirement expires or terminates, (ii) any applicable period required by any legal requirement, any interpretation or position of the SEC, its staff or Nasdaq and (iii) at the request of Array, an additional period of up to ten (10) business days per extension, on one or more occasions, if, as of the scheduled expiration date, any condition to the Offer is not satisfied or waived, and the Merger Agreement is not terminated per its terms, to permit such condition to be satisfied.

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End Date. The termination date under the Merger Agreement on which either Pfizer or Array, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which Array would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement. The termination date automatically extends by six (6) months in the event that the only Offer Condition not satisfied or waived at the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer is either (i) the expiration or termination of the waiting period under the HSR Act and the receipt of merger control clearance or confirmation that a merger control filing is not triggered in Germany and Austria or (ii) solely with respect to the HSR Act and other applicable antitrust law, the absence of any legal requirement that prohibits or makes illegal the Offer or the Merger.

•	Cooperation. The Merger Agreement requires Pfizer to use its reasonable best efforts to consummate the Offer and the Merger.

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Material Adverse Effect. The scope of matters that are specifically excluded from consideration in determining whether a “Material Adverse Effect” has occurred. In particular, any event generally affecting the industries in which Array and its subsidiaries operate, or the economy generally, or other general business, financial or market conditions to the extent such event does not disproportionately affect Array relative to other participants in the industries in which Array and its subsidiaries operate is excluded from the determination of whether a “Material Adverse Effect” has occurred.

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Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the heading “Item 8. Additional Information — Appraisal Rights”.

The Executive Committee also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):

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No Ongoing Equity Interest in Array. The Offer and the Merger would preclude Array’s stockholders from having the opportunity to directly participate in the future performance of Array’s assets and any potential future appreciation of the value of the Shares. However, Pfizer is a public company and Array’s stockholders would have the choice to invest in Pfizer separately.

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Inability to Solicit Takeover Proposals. The Merger Agreement contains covenants prohibiting Array from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Executive Committee also considered the fact that the right afforded to Pfizer under the Merger Agreement to match an alternative acquisition proposal that the Array Board determines in good faith is a Superior Offer (as defined in the Merger Agreement) may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, Array.

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The Termination Fee. Array may be required to pay the $400 million termination fee if the Merger Agreement is terminated under certain circumstances, including by Array to accept a Superior Offer (as defined in the Merger Agreement). The Executive Committee considered the risk that the amount of the termination fee would deter potential alternative acquisition proposals.

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Effect of Announcement. The potential effect of the public announcement of the transaction on Array’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

•	Litigation Risk. The risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

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Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of Array’s business prior to the consummation of the Merger, requiring Array to conduct its business in the ordinary course and refrain from taking specified actions. The Executive Committee considered that such restrictions may delay or prevent Array from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

•	Risks that the Minimum Condition Might Not Be Satisfied. The possibility that Array’s stockholders will tender an insufficient number of Shares to meet the Minimum Condition.

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Risks the Merger Might Not Be Completed. Although Array expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The Executive Committee considered the risks and costs to Array if the Offer is not completed or the Merger is not consummated, including the diversion of Array’s management and its employees’ attention, potential employee attrition, the potential effect on vendors, partners, licensees and others that do business with Array and the potential effect on the trading price of the Shares.

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Transaction Costs. Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of Array’s management will be required, potentially resulting in disruptions to the operation of Array’s business.

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Potential Conflicts of Interest. The Executive Committee considered the potential conflict of interest created by the fact that Array’s executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Array and its Executive Officers, Directors and Affiliates”.

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Regulatory Approval and Risk of Pending Actions. The risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals in the U.S., and the possible requirement to make antitrust filings and obtain antitrust consents in Germany and Austria (as further described under the heading “Item 8. Additional Information — Regulatory Approvals”), as well as the fact that the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no pending legal proceeding by any governmental body challenging or seeking to prohibit the Offer or the Merger or to impose restrictions or limitations on the parties relating to their conduct of business or ownership of assets.

•	Tax Treatment. The fact that the gains realized by Array’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the information and reasons considered by the Executive Committee is not intended to be exhaustive, but includes the material reasons considered by the Executive Committee. In view of the variety of reasons considered in connection with its evaluation of the Merger, the Executive Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Executive Committee did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Executive Committee may have been influenced to a greater or lesser degree by different factors. The Executive Committee concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.

Intent to Tender

To Array’s knowledge, after making reasonable inquiry, all of Array’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections

Array does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, as described in “— Background of the Offer and the Merger,” in connection with Party A’s outreach to Array concerning a potential acquisition of Array, the Array Board requested that Array management prepare the October 2018 Forecasts. The October 2018 Forecasts were prepared before the interim BEACON Trial results and reflect other differences from the June 2 Forecasts and the June 14 Forecasts (each as defined below) due to other changes in the business from October 2018 to June 2019 that may be material.

In May 2019, after the interim results of the BEACON Trial were announced and in anticipation of potential outreach by third parties concerning a potential transaction, at the May 29, 2019 Executive Committee meeting, the Executive Committee instructed Array management to prepare updated non-public, unaudited, risk-adjusted prospective financial information for fiscal years ending June 30, 2020 through 2037, including product-level performance and royalty detail, which Array management prepared in advance of the June 2, 2019 Executive Committee meeting (the “June 2 Forecasts”). After the June 2, 2019 Executive Committee meeting, but prior to the June 14, 2019 Executive Committee meeting, Array management updated the following assumptions underlying the June 2 Forecasts: (a) the exclusivity period for encorafenib and binimetinib was shortened, based on review of Array’s patent positions during the due diligence process with Pfizer, (b) the probability of success in certain royalty-bearing assets at Array was increased and (c) certain additional costs were associated with Array’s operating plan. As a result of the updated information, Array management revised the June 2 Forecasts and presented the updated forecasts at the June 14, 2019 Executive Committee meeting (the “June 14 Forecasts” and, together with the October 2018 Forecasts and the June 2 Forecasts, the “Forecasts”). Array is including summaries of the October 2018 Forecasts, the June 2 Forecasts and the June 14 Forecasts in this Schedule 14D-9 to provide Array’s stockholders access to the forecasts made available to the Executive Committee in connection with its consideration of potential strategic transactions. Array’s management provided the Forecasts to Centerview in connection with performing its related financial analyses and, in the case of the June 14 Forecasts, the rendering of its opinion to the Executive Committee. Such information was not made available to Pfizer or any other potential transaction counterparty, except that certain operating expenses reflected in the June 14 Forecasts were made available to Pfizer.

The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles. In addition, none of the Forecasts were prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The summaries of the Forecasts are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Forecasts were provided to the Executive Committee and to Centerview to evaluate strategic transactions considered by the Array Board and the Executive Committee, including the transactions contemplated by the Merger Agreement, and include certain operating expenses information provided to Pfizer. The Forecasts may differ from publicized analyst estimates and forecasts and, in each instance, do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

Each of the Forecasts, although presented with numerical specificity, necessarily reflects numerous variables, estimates and assumptions that are inherently uncertain. Because the Forecasts cover multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Array’s business and its results of operations. Each of the Forecasts was prepared by Array’s management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Array’s control. Each of the Forecasts was developed solely using the information available to Array’s management at the time they were created and reflects assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Forecasts not being achieved include, but are not limited to, the market success of encorafenib + binimetinib in the U.S., the effect of regulatory actions, the decisions of third-party partners, the ability to out-license products, the likelihood of receiving royalties from out-licensed assets, success of clinical testing, the effect of global economic conditions, availability of third-party reimbursement, increases in regulatory oversight and other risk factors described in Array’s annual report on Form 10-K for the fiscal year ended June 30, 2018, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the pharmaceutical industry is, in particular, a highly speculative endeavor.

Accordingly, there can be no assurance that any of the Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of Array, Pfizer, Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider any of the Forecasts, and the June 14 Forecasts in particular, necessarily predictive of actual future events, and none of the Forecasts should be relied upon as such. None of Array, Pfizer or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from any of the Forecasts.

Each of the Forecasts was prepared assuming Array’s continued operation as a stand-alone, publicly traded company, and therefore does not give effect to the Offer or the Merger or any changes to Array’s operations or strategy that may be implemented following the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer or the Merger. Array management believed the assumptions used in the preparation of these Forecasts to be reasonable at the time they were made, including, but not limited to, assumptions relating to the probability of achieving certain U.S. sales for encorafenib and binimetinib, the success of Array’s clinical pipeline, market size, market share, profitability of Array’s out-licensed assets, competition, pricing, reimbursement, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to Array’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in each of the Forecasts.

Array undertakes no obligation to update or otherwise revise or reconcile any of the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying such Forecasts are shown to be in error. None of Array, or, to the knowledge of Array, Pfizer or Purchaser, intends to make publicly available any update or other revisions to any of the Forecasts, except as otherwise required by law.

The Forecasts for the applicable fiscal years are summarized below (in millions):

The October 2018 Forecasts

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Total Revenue	$291	$410	$635	$855	$1,006	$1,191	$1,244	$1,289	$1,482	$1,388
Product & Royalty Revenue	$141	$286	$539	$767	$932	$1,066	$1,171	$1,267	$1,365	$1,374
Total Gross Profit	$284	$398	$611	$822	$967	$1,147	$1,196	$1,237	$1,425	$1,329
Total R&D	($267)	($200)	($131)	($121)	($72)	($75)	($79)	($83)	($94)	($90)
Total Sales & Marketing	($37)	($74)	($90)	($97)	($105)	($110)	($116)	($121)	($130)	($131)
Total G&A	($35)	($51)	($75)	($82)	($91)	($95)	($100)	($105)	($119)	($114)
EBIT	($55)	$73	$316	$522	$700	$866	$901	$927	$1,083	$995

	2029	2030	2031	2032	2033	2034	2035	2036	2037
Total Revenue	$1,271	$1,294	$1,317	$1,227	$1,264	$1,021	$236	$100	$9
Product & Royalty Revenue	$1,262	$1,287	$1,302	$1,222	$1,260	$1,018	$235	$100	$9
Total Gross Profit	$1,216	$1,238	$1,259	$1,170	$1,204	$973	$226	$98	$8
Total R&D	($66)	($64)	($59)	($39)	($36)	($28)	($6)	($1)	($0)
Total Sales & Marketing	($129)	($135)	($139)	($143)	($150)	($130)	($27)	($5)	($1)
Total G&A	($84)	($81)	($74)	($49)	($46)	($36)	($7)	($1)	($0)
EBIT	$937	$959	$987	$940	$973	$779	$187	$90	$7

In addition, at the direction of Array management, Centerview calculated, based on the October 2018 Forecasts and other projected financial information provided by Array management, unlevered free cash flows for the years 2019–2037 for use in certain of its financial analyses relating to the October 2018 Forecasts. The following is a summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes (“EBIT”), less tax expense, plus depreciation and amortization, less changes in net working capital, less capital expenditures, in each case based on the October 2018 Forecasts or other projected financial information provided by Array management. The calculation does not take into account the effect of any net operating losses.

Unlevered Free Cash Flow	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
($ in millions)	($62)	$51	$238	$402	$544	$677	$705	$726	$848	$782

Unlevered Free Cash Flow	2029	2030	2031	2032	2033	2034	2035	2036	2037
($ in millions)	$741	$754	$776	$741	$765	$625	$179	$78	$6

The June 2 Forecasts

	2020	2021	2022	2023	2024	2025	2026	2027	2028
Total Revenue	$443	$754	$960	$1,145	$1,174	$1,300	$1,356	$1,545	$1,780
Product & Royalty Revenue	$315	$612	$857	$1,016	$1,123	$1,228	$1,341	$1,533	$1,730
Total Gross Profit	$437	$742	$944	$1,126	$1,155	$1,280	$1,333	$1,517	$1,746
Total R&D	($219)	($208)	($223)	($249)	($253)	($259)	($232)	($238)	($245)
Total Sales & Marketing	($44)	($48)	($50)	($53)	($55)	($61)	($71)	($87)	($106)
Total G&A	($53)	($78)	($85)	($94)	($99)	($104)	($109)	($115)	($120)
EBIT	$121	$409	$586	$730	$748	$855	$921	$1,078	$1,275

	2029	2030	2031	2032	2033	2034	2035	2036	2037
Total Revenue	$2,004	$2,346	$2,562	$2,537	$2,739	$2,511	$1,488	$1,416	$1,350
Product & Royalty Revenue	$2,004	$2,278	$2,487	$2,537	$2,739	$2,511	$1,488	$1,416	$1,350
Total Gross Profit	$1,963	$2,297	$2,505	$2,472	$2,666	$2,438	$1,428	$1,353	$1,283
Total R&D	($252)	($260)	($268)	($276)	($285)	($261)	($155)	($147)	($140)
Total Sales & Marketing	($123)	($144)	($166)	($187)	($209)	($217)	($181)	($188)	($202)
Total G&A	($126)	($133)	($139)	($146)	($154)	($141)	($83)	($79)	($76)
EBIT	$1,462	$1,760	$1,931	$1,863	$2,020	$1,820	$1,009	$939	$865

In addition, at the direction of Array management, Centerview calculated, based on the June 2 Forecasts and other projected financial information provided by Array management, unlevered free cash flows for the fiscal years 2020–2037 for use in certain of its financial analyses relating to the June 2 Forecasts. The following is a summary of the unlevered free cash flows, which were calculated as EBIT, less tax expense, plus depreciation and amortization, less changes in net working capital, less capital expenditures, in each case based on the June 2 Forecasts or other projected financial information provided by Array management.

Unlevered Free Cash Flow	2020	2021	2022	2023	2024	2025	2026	2027	2028
($ in millions)	$88	$311	$452	$569	$586	$669	$720	$840	$995

Unlevered Free Cash Flow	2029	2030	2031	2032	2033	2034	2035	2036	2037
($ in millions)	$1,138	$1,375	$1,512	$1,459	$1,583	$1,444	$835	$744	$680

The June 14 Forecasts

	2020	2021	2022	2023	2024	2025	2026	2027	2028
Total Revenue	$452	$761	$962	$1,147	$1,178	$1,307	$1,364	$1,555	$1,790
Product & Royalty Revenue	$315	$612	$857	$1,016	$1,125	$1,231	$1,347	$1,540	$1,730
Total Gross Profit	$446	$749	$946	$1,128	$1,159	$1,286	$1,341	$1,527	$1,756
Total R&D	($235)	($222)	($226)	($253)	($257)	($262)	($232)	($238)	($245)
Total Sales & Marketing	($68)	($81)	($82)	($83)	($84)	($90)	($99)	($113)	($131)
Total G&A	($50)	($73)	($80)	($88)	($93)	($98)	($102)	($108)	($113)
EBIT	$94	$374	$557	$704	$726	$836	$908	$1,068	$1,267

	2029	2030	2031	2032	2033	2034	2035	2036	2037
Total Revenue	$2,012	$2,356	$2,573	$2,548	$2,255	$1,353	$1,303	$1,389	$1,342
Product & Royalty Revenue	$2,012	$2,288	$2,498	$2,548	$2,255	$1,353	$1,303	$1,389	$1,342
Total Gross Profit	$1,970	$2,306	$2,515	$2,483	$2,191	$1,299	$1,246	$1,327	$1,275
Total R&D	($252)	($260)	($268)	($276)	($244)	($146)	($141)	($150)	($145)
Total Sales & Marketing	($147)	($167)	($188)	($207)	($202)	($164)	($170)	($186)	($201)
Total G&A	($119)	($125)	($131)	($137)	($122)	($73)	($70)	($75)	($72)
EBIT	$1,453	$1,755	$1,929	$1,863	$1,624	$916	$864	$916	$856

In addition, at the direction of Array management, Centerview calculated, based on the Forecasts and other projected financial information provided by Array management, unlevered free cash flows for the fiscal years 2020–2037 for use in its financial analyses as set forth in “—Opinion of Array’s Financial Advisor”. The following is a summary of the unlevered free cash flows, which were calculated as EBIT, less tax expense, plus depreciation and amortization, less changes in net working capital, less capital expenditures, in each case based on the June 14 Forecasts or other projected financial information provided by Array management.

Unlevered Free Cash Flow	2020	2021	2022	2023	2024	2025	2026	2027	2028
($ in millions)	$67	$283	$430	$548	$568	$654	$709	$832	$989

Unlevered Free Cash Flow	2029	2030	2031	2032	2033	2034	2035	2036	2037
($ in millions)	$1,131	$1,371	$1,511	$1,459	$1,291	$756	$684	$719	$672

None of Array or its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Array compared to the information contained in any of the Forecasts or that projected results will be achieved consistent with any of the Forecasts or at all. Array has made no representation to Pfizer or Purchaser, in the Merger Agreement or otherwise, concerning any of the Forecasts.

In light of the foregoing factors and the uncertainties inherent in each the Forecasts, stockholders are cautioned not to place undue, if any, reliance on the Forecasts.

Opinion of Array’s Financial Advisor

Opinion of Centerview Partners LLC

On January 23, 2017, Array executed an engagement letter with Centerview to serve as financial advisor to Array and explore a possible strategic transaction involving Array. In connection with this engagement, the Executive Committee requested that Centerview evaluate the fairness, from a financial point of view, to the holders of

Shares (other than (i) Shares held immediately prior to the Effective Time by Array (or held in Array’s treasury), (ii) Shares held immediately prior to the Effective Time by Pfizer or Purchaser, (iii) Shares held immediately prior to the Effective Time by any wholly owned subsidiary of Pfizer (other than Purchaser) or any wholly owned subsidiary of Array and (iv) Shares outstanding immediately prior to the Effective Time and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL, which are collectively referred to as “Excluded Shares”) of the $48 per Share in cash, without interest, to be paid to such holders pursuant to the Merger Agreement. On June 14, 2019, Centerview rendered to the Executive Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Array Board dated June 14, 2019, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the $48 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated June 14, 2019, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Array Board and the Executive Committee (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the $48 per Share in cash, without interest, to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Array as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated June 14, 2019, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of Array for the years ended June 30, 2018, June 30, 2017 and June 30, 2016;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Array;

•	certain publicly available research analyst reports for Array;

•	certain other communications from Array to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Array, including certain financial forecasts, analyses and projections relating to Array prepared by Array management and furnished to Centerview by Array for purposes of Centerview’s analysis (including the June 14 Forecasts, which are described in more detail below under the heading

“—Certain Financial Projections”), which are referred to in this summary of Centerview’s opinion as the “Forecasts”, and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data”.

Centerview also participated in discussions with members of the senior management and representatives of Array regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Array and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Array’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Array’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Array management as to the matters covered thereby and Centerview relied, at Array’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Array’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Array, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Array. Centerview assumed, at Array’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Array’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Array, or the ability of Array to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Array’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Array or in which Array might engage. Centerview’s opinion was limited to and only addressed the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of Shares (other than Excluded Shares) of the $48 per Share in cash, without interest, to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Array or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Array or any party, or class of such persons in connection with the Transactions, whether relative to the $48 per Share in cash, without interest, to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Array as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Array Board and the Executive Committee (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Executive Committee in connection with Centerview’s opinion, dated June 14, 2019. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Array. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Array or any other parties to the Transactions. None of Array, Pfizer, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Array do not purport to be appraisals or reflect the prices at which Array may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 13, 2019 (the last trading day prior to the presentation of the financial analysis by Centerview at the June 14, 2019 meeting of the Executive Committee) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed certain financial information of Array and compared it to corresponding financial information of certain publicly traded, commercial-stage biopharmaceutical companies that Centerview selected based on its experience and professional judgment (which are referred to as the “selected companies” in this summary of Centerview’s opinion). Although none of the selected companies is directly comparable to Array, the companies listed below were chosen by Centerview, among other reasons, because they are publicly traded, commercial-stage biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Array.

However, because none of the selected companies is exactly the same as Array, Centerview believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of Array and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of June 13, 2019, Centerview calculated, for each of the selected companies, the company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), as a multiple of Wall Street research analyst consensus estimated revenues for calendar years 2021 and 2022.

The selected companies and the results of this analysis are summarized as follows:

Enterprise Value / Revenue
Selected Companies	CY’ 21	CY’ 22
Sage Therapeutics, Inc.	24.5x	11.6x
Ionis Pharmaceuticals, Inc.	7.8x	6.4x
Neurocrine Biosciences, Inc.	6.4x	5.0x
Alnylam Pharmaceuticals, Inc.	7.2x	4.6x
GW Pharmaceuticals, plc	7.2x	5.7x
Amarin Corporation plc	8.0x	5.9x
Exelixis, Inc.	4.1x	3.4x
United Therapeutics Corporation	2.3x	1.9x
Median	7.2x	5.4x

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview applied a range of (i) 6.0x to 8.0x estimated calendar year 2021 revenue multiples derived from the selected companies, to Array’s estimated calendar year 2021 risk-adjusted product and royalty revenue of $734 million under the June 14 Forecasts (based on 50% of Array’s estimated fiscal year 2021 product and royalty revenue of $612 million plus 50% of Array’s estimated fiscal year 2022 product and royalty revenue of $857 million, in each case, from the June 14 Forecasts), which resulted in an implied per share equity value range for the Shares of approximately $20.05 to $25.95, rounded to the nearest $0.05 and (ii) 4.5x to 6.5x estimated calendar year 2022 revenue multiples derived from the selected companies, to Array’s estimated calendar year 2022 risk-adjusted product and royalty revenue of $936 million under the June 14 Forecasts (based on 50% of Array’s estimated fiscal year 2022 product and royalty revenue of $857 million plus 50% of Array’s estimated fiscal year 2023 product and royalty revenue of $1,016 million, in each case, from the June 14 Forecasts), which resulted in an implied per share equity value range for the Shares of approximately $19.30 to $26.80, rounded to the nearest $0.05. The calculations of implied per share equity value in (i) and (ii) reflect adjustments to the enterprise value implied from the revenue multiples to calculate equity value based on Array’s estimated net cash of approximately $407 million as of June 30, 2019 as estimated by Array’s management, based on (1) Array’s cash balances (including cash, cash equivalents and short-term investments) of approximately $460 million, (2) approximately $126 million in outstanding principal amount of Array’s 2.625% Convertible Notes due 2024 (the “2024 Notes”), which, for the purposes of Centerview’s analysis, assumed the 2024 Notes are treated as equity at Share prices above $15.46 and (3) $50 million in principal amount of Array’s Silicon Valley Bank Term Loan (the “Term Loan”) and approximately $4 million in a final payment fee pursuant to the Term Loan. Centerview compared these ranges to the $48 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Transaction Analysis

Centerview reviewed and analyzed certain information relating to selected transactions involving publicly traded, commercial-stage biopharmaceutical companies that Centerview, based on its professional judgment and experience as a financial advisor, deemed relevant to consider in relation to Array and the Transactions.

No company or transaction used in this analysis is identical or directly comparable to Array or the Transactions. Therefore, Centerview believed it was inappropriate to, and did not, rely solely on the quantitative results of the selected transaction analysis. These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to certain characteristics of Array. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Array and the companies included in the selected transactions analysis.

Using publicly available information obtained from SEC filings and other data sources as of June 13, 2019, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value, which means the equity value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s forward projected revenue three and four years following the transaction announcement.

The selected transactions and the results of this analysis are summarized as follows:

Date Announced	Target	Acquiror	Transaction Value / 3-Year Forward Revenue	Transaction Value / 4-Year Forward Revenue
01/07/19	Loxo Oncology, Inc.	Eli Lilly and Company	25.5x	10.7x
12/03/18	Tesaro, Inc.	GlaxoSmithKline plc	6.9x	5.4x
01/09/17	Ariad Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Limited	9.7x	8.0x
01/11/15	NPS Pharmaceuticals, Inc.	Shire plc	6.9x	5.9x
11/11/13	ViroPharma Incorporated	Shire plc	4.9x	4.4x
06/29/12	Amylin Pharmaceuticals, LLC	Bristol-Myers Squibb Company	5.4x	4.3x
05/16/10	OSI Systems, Inc.	Astellas Pharma Inc.	5.5x	5.1x
10/06/08	ImClone Systems Incorporated	Eli Lilly and Company	5.5x	4.6x
04/10/08	Millennium Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Limited	10.3x	9.2x
Median			6.9x	5.4x

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview applied a range of (i) 6.5x to 9.5x three (3)-year forward revenue multiples derived from the selected transactions, to Array’s estimated three (3)-year forward risk-adjusted product and royalty revenue of $857 million from the June 14 Forecasts, which resulted in an implied per share equity value range of $24.70 to $35.05, rounded to the nearest $0.05 and (ii) 5.0x to 8.0x four (4)-year forward revenue multiples derived from the selected transactions, to Array’s estimated four (4)-year forward risk-adjusted product and royalty revenue of $1,016 million from the June 14 Forecasts, which resulted in an implied per share equity value range of $22.70 to $35.00, rounded to the nearest $0.05. The calculations of implied equity value in (i) and (ii) reflect adjustments to the enterprise value implied from the revenue multiples to calculate equity value based on Array’s estimated net cash of approximately $406 million as of June 30, 2019 as estimated by Array’s management, based on: (1) Array’s cash balances (including cash, cash equivalents and short-term investments) of approximately $460 million, (2) approximately $126 million in outstanding principal amount of Array’s 2024 Notes, which, for the purposes of Centerview’s analysis, assumed the 2024 Notes are treated as equity at Share prices above $15.46, (3) the additional Shares that would be issued as a result of the occurrence of a Make-Whole Fundamental Change with respect to the 2024 Notes, (4) $50 million in principal amount of Array’s Term Loan and approximately $4 million in a final payment fee pursuant to the Term Loan and (5) the prepayment fee of $1 million under the Term Loan (assuming it becomes payable in connection with the Transactions). Centerview compared these ranges to the $48 per Share in cash, without interest, to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Array based on the June 14 Forecasts and the calculations of risk adjusted, after-tax unlevered free cash flows set forth in “— Certain Financial Projections”. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Based on information from Array management, Centerview used the forecasted unlevered free cash flows of Array based on the June 14 Forecasts during the period beginning on June 30, 2020, and ending on June 30, 2037, and assumed that unlevered free cash flows would decline in perpetuity after June 30, 2037, at a rate of free cash flow decline of 80.0% year-over-year (with the exception of platform and overhead research and development and general and administrative cash flows, for which a 0% perpetuity growth rate was assumed). The unlevered free cash flows were then discounted to present values using a range of discount rates from 9.5% to 11.5% using a mid-year convention. This range of discount rates was based on Centerview’s analysis of Array’s weighted average cost of capital. In performing its discounted cash flow analysis, Centerview adjusted for (i) estimated capital expenditures, depreciation and amortization and changes in net working capital, (ii) net present value of standalone tax savings of $120 million from Array’s estimated federal net operating losses of $675 million as of June 30, 2019 which was calculated to have an impact of $20 million in 2020, $78 million in 2021, and $44 million in 2022, (iii) an assumed tax rate of 21% and (iv) Array’s estimated net cash of approximately $407 million as of June 30, 2019 as estimated by Array’s management, based on (1) Array’s cash balances (including cash, cash equivalents and short-term investments) of approximately $460 million, (2) approximately $126 million in outstanding principal amount of Array’s 2024 Notes, which, for the purposes of Centerview’s analysis, assumed the 2024 Notes are treated as equity at Share prices above $15.46 and (3) $50 million in principal amount of Array’s Term Loan and approximately $4 million in a final payment fee pursuant to the Term Loan.

This analysis resulted in a range of implied values per Share of $27.30 to $33.15, rounded to the nearest $0.05. Centerview compared the results of the above analysis to the $48 per Share in cash, without interest, to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Executive Committee certain additional factors solely for informational purposes and which did not constitute material financial analyses prepared for and reviewed by the Executive Committee, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical share price performance of Shares for the 52-week period ended June 13, 2019, which reflected low and high closing prices for the Shares during this 52-week period of $12.92 and $29.42.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in Wall Street research analyst reports publicly available as of June 13, 2019, noting these stock price targets ranged from $25.00 per Share to $38.00 per Share.

•

Premiums Paid Analysis. Centerview performed an analysis of premiums paid in the selected transactions involving publicly traded biopharmaceutical companies, as set forth above in “— Summary of Centerview Financial Analysis — Selected Transaction Analysis”, for which premium data was available. For each such transaction, Centerview calculated the premiums in this analysis by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 35% to 75% to Array’s closing stock price on June 13, 2019 (the last trading day prior to the presentation by Centerview at the June 14, 2019, meeting of the Executive Committee) of $29.42, which resulted in an implied price range of approximately $39.70 to $51.50 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Executive Committee in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Executive Committee or Array management with respect to the $48 per Share in cash, without interest, to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement or as to whether the Executive Committee would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between Array and Pfizer and was approved by the Executive Committee. Centerview provided advice to Array during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Array or the Executive Committee or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged to provide financial advisory or other services to Array, and it did not receive compensation from Array during such period. In the two years prior to the date of its written opinion, Centerview was engaged to provide financial advisory services to Pfizer from time to time, for which Centerview received compensation and for which it expects to receive additional compensation, including in connection with Pfizer’s pending joint venture with GlaxoSmithKline plc to create a global consumer healthcare company, its asset contribution agreement with Allogene Therapeutics, Inc. and its creation of Cerevel Therapeutics, LLC. Centerview has received or expects to receive between $35 million and $45 million in aggregate compensation from Pfizer for work performed during such period. Centerview may provide financial advisory and other services to, or with respect to, Array or Pfizer or their respective affiliates in the future, for which Centerview may receive compensation. In addition, James Kilts, a member of the Board of Directors of Pfizer, is a partner of Centerview Capital Holdings, LLC (“Centerview Capital”), which sponsors multiple investment funds and vehicles, including Centerview Capital, L.P., an investment fund focused on the consumer sector, and a related employee fund (collectively, “Centerview Capital

Consumer”). Certain partners of Centerview Partners LLC are partners in Centerview Capital, and, along with Mr. Kilts, serve on Centerview Capital Consumer’s investment committee. Centerview Partners LLC provides certain back office support to Centerview Capital Consumer. Mr. Kilts has no ownership interest in, and is not an employee of, Centerview Partners LLC. Certain (i) of Centerview’s and Centerview affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Array, Pfizer, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Array Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation, experience and expertise in serving as financial advisor to biotechnology and pharmaceutical companies that have been acquired. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Array Board, Array has agreed to pay Centerview an aggregate fee of approximately $83.5 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $82.5 million of which is payable contingent upon consummation of the Transactions. In addition, Array has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Array has retained Centerview to act as its financial advisor in connection with the Offer and the Merger. Array has agreed to pay Centerview an aggregate fee, currently estimated to be approximately $83.5 million, for its services as financial advisor to Array in connection with the Offer and the Merger. Payment of the fee to Centerview is contingent upon consummation of the Offer. Subject to certain limitations, Centerview will be reimbursed for reasonable expenses, including fees of outside legal counsel, incurred in connection with its engagement. In addition, Array has agreed to indemnify Centerview, any controlling person of Centerview and its directors, officers, employees, agents and affiliates against specified liabilities.

Additional information pertaining to the retention of Centerview by Array in Item 4 under the heading “— Opinion of Array’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither Array nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Array’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Array, for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than as set forth in Annex II and other than (i) the scheduled vesting of Company RSUs and issuances by the Array with respect thereto, (ii) the scheduled vesting of Company Options and (iii) the grant of Company Options and Company RSUs in the ordinary course, no transactions with respect to Shares have been effected by Array or, to the knowledge of Array after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Array is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of Array’s securities by Array or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Array;

•	any purchase, sale or transfer of a material amount of assets of Array; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Array.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Array Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Array and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Golden Parachute Compensation

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of Array’s executive officers who are designated as named executive officers in the Definitive Proxy Statement filed on September 14, 2018 or who have become named executive officers since the filing of the Definitive Proxy Statement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term describes the Merger-related compensation that will or may be payable to Array’s named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in this Schedule 14D-9 and in the footnotes to the Item 402(t) table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of Array’s named executive officers would receive, assuming that (1) the Effective Time occurs on August 1, 2019 (which is the assumed date solely for purposes of this golden parachute compensation disclosure), (2) each of Array’s named executive officers experiences a qualifying termination of employment at the Effective Time, (3) the In the Money Options and Company RSUs outstanding as of June 24, 2019 will be cancelled in exchange for a cash payment equal to the Offer Price of $48 per Share, (4) no named executive officer receives any additional equity grants on or prior to the Effective Time and (5) no named executive officer enters into any new agreement with Array or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

Golden Parachute Compensation

Name (1)	Cash ($) (2)	Equity ($) (3)	Pension/ NQDC ($) (4)	Perquisites/ Benefits ($) (5)	Tax Reimbursement ($) (6)	Total ($)
Ron Squarer	$12,606,468	$66,746,469	—	$63,360	$5,834,816	$85,251,113
Jason Haddock	$3,216,600	$20,828,600	$15,378	$46,080	$1,823,417	$25,930,075
Andrew Robbins	$5,753,675	$34,516,418	—	$46,080	$3,034,650	$43,350,823
Victor Sandor, M.D.	$5,871,800	$30,254,046	—	$46,080	—	$36,171,926

(1)

Under relevant SEC rules, Array is required to provide information in this table with respect to its named executive officers, who are generally the individuals whose compensation was required to be reported in the summary compensation table of Array’s most recent proxy statement. While disclosure was required with respect to Mr. Oltmans, Array’s former General Counsel, in that proxy statement, Mr. Oltmans resigned employment with Array in March 2019 and will not receive any compensation based on or otherwise related to the Transactions.
(2)

The amounts in this column represent the sum of (a) the retention award that each named executive officer is entitled to receive pursuant to the cash retention pool and (b) cash severance payments that would be payable to each named executive officer upon a qualifying termination under such named executive officer’s amended employment agreement. These cash severance payments, which are conditioned upon the named executive officer’s compliance with non-competition covenants applicable during employment and for 24 months (twelve (12) months in the case of Dr. Sandor) thereafter, will be made in an amount equal to the product of (i) 1.5 (or 2.0 for Mr. Squarer) and (ii) the sum of the applicable executive’s annual base salary and annual target bonus amount. The amounts in this column attributable to the retention awards are considered in part “single-trigger” (i.e., such amounts are payable upon the Effective Time) and in part “double-trigger” (i.e., such amounts are payable upon a qualifying termination of employment following the Effective Time) as 25% of the award is payable on the Effective Time and the remaining amounts are payable upon the original award vesting schedule or an earlier qualifying termination of employment following the Effective Time. The amounts in this column attributable to the cash severance payments are considered “double-trigger” as they will only be payable in the event of a qualifying termination of employment following the Effective Time. For additional disclosure related to the amounts disclosed in this column, see the sections above titled “Item 3 — Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Array and its Executive Officers, Directors and Affiliates — Amendments to the Employment Agreements.” The following table breaks down the amounts in this column by type of payment:

Name	Retention Award	Cash Severance Payment
Ron Squarer	$10,146,500	$2,459,968
Jason Haddock	$2,292,600	$924,000
Andrew Robbins	$4,618,100	$1,135,575
Victor Sandor, M.D.	$4,618,100	$1,253,700

(3)

The amounts in this column represent the estimated pre-tax amounts payable to each named executive officer in cancellation of unvested In the Money Options and Company RSUs held by such named executive officer at the Effective Time. The value of such In the Money Options is calculated by multiplying the excess of the Offer Price over the weighted average exercise price per Share under such In the Money Option by the number of Shares subject to such In the Money Option and the value of the Company RSUs is calculated by multiplying the number of Shares subject to such Company RSU by the Offer Price. The amounts in this column are considered “single-trigger.” The following table breaks down the amounts in this column by type of Array equity award:

Name	Unvested In the Money Options	Company RSUs
Ron Squarer	$54,558,885	$12,187,584
Jason Haddock	$18,139,352	$2,689,248
Andrew Robbins	$28,250,402	$6,266,016
Victor Sandor, M.D.	$24,742,638	$5,511,408

(4)

The amounts in this column represent the employer matching contribution under Array’s Deferred Compensation Plan that will become fully vested in the event of a change of control. The amounts in this column are considered “single-trigger.”

(5)

The amounts in this column represent the estimated value of Array-paid COBRA premiums for 18 months (24 months for Mr. Squarer). The amounts in this column are considered “double-trigger” as they will only be payable in the event of a qualifying termination of employment following the Effective Time.

(6)

The amounts in this column represent the estimated excise tax reimbursement each named executive officer could be entitled to receive upon the assumed Effective Time of August 1, 2019, if each named executive officer experiences a qualifying termination of employment at the Effective Time so that on a net after-tax basis the executive would be in the same position as if no such excise tax had applied to him. Notwithstanding the foregoing, other than for Mr. Squarer, the named executive officer will be eligible for such reimbursement only if his “parachute payments” exceed 110% of 2.99 times his “base amount” (otherwise the parachute payments will be reduced to 2.99 times his “base amount”) and (ii) the aggregate reimbursement for all employees of Array, including Mr. Squarer and other executive officers, will not exceed $15.5 million, subject to certain further limitations on individual reimbursement amounts for each such executive. For purposes of this calculation, Array has assigned a value to each named executive officer’s non-competition covenant. In addition to the assumptions described immediately prior to the table above, the amounts in this column are calculated based on a 20% excise tax rate. The actual amount of the excise tax reimbursement for each named executive officer, if any, will not be determinable until after the consummation of the Transactions. For additional disclosure related to the excise tax reimbursement disclosed in this column, see the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements Between Array and its Executive Officers, Directors and Affiliates — Excise Tax Reimbursement Arrangements.”

Vote Required to Approve the Merger

The Executive Committee has approved the Offer, the Merger, the Merger Agreement and other transactions contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, Array does not anticipate seeking the approval of Array’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Array, Pfizer and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Array in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Array is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Each of Pfizer and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of Array as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Executive Committee has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available to stockholders of Array in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the “fair value” of such Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by, and in the name of, those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration. Moreover, Pfizer and Array may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Merger Consideration.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•

the stockholder must, within the later of the consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9, deliver to Array a written demand for appraisal of their Shares, which demand must reasonably inform Array of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s). The demand must reasonably inform Array of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Array BioPharma Inc.

3200 Walnut Street

Boulder, Colorado 80301

Attn: General Counsel

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, the Surviving Corporation must send an additional notice of the Effective Time to all of Array’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to Array in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the “fair value” of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of ten days of receipt of the request or ten days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder.

The Delaware Court of Chancery will thereafter determine the “fair value” of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be “fair value.” Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” Section 262 of the DGCL provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The “fair value” of the Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within sixty (60) days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than sixty (60) days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within sixty (60) days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.

The foregoing summary of the rights of Array’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Array’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Array, please see Array’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, filed with the SEC on August 14, 2018, and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the SEC on May 7, 2019.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Regulatory Approvals

Antitrust in the United States

Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Each of Pfizer and Array expects to file Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is fifteen (15) days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second fifteen (15)-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten (10) days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Pfizer and/or Array. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Array does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Foreign Regulatory Filings in Germany and Austria

The acquisition of Shares pursuant to the Offer may be subject to the German Act against Restraints of Competition, as amended, and may require approval by the German Federal Cartel Office (the “FCO”) within a one (1)-month review period, unless the FCO notifies Pfizer within the one (1)-month review period after the date of filing of the initiation of an in-depth investigation. Pfizer is currently engaging with the FCO to confirm whether a filing is required. Should Pfizer be required to file, the review period will expire one (1) month after submission of the notification. If the FCO initiates an in-depth investigation, the review period is extended for an additional three (3) months, and the acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the FCO, either by written approval or by expiration of the review period as so extended.

The acquisition of Shares pursuant to the Offer may also be subject to review by the Austrian Federal Competition Authority (the “FCA”). Pursuant to the Austrian Cartel Act 2005, as amended, notification to the FCA of the Offer may be required and the Offer may not be consummated before the expiration of a four (4)-week review period after the date of filing, or upon a waiver by the FCA and the Austrian Federal Cartel

Prosecutor (the “FCP”) of their right to file a motion with the Austrian Cartel Court to review the transactions. Pfizer is currently engaging with the FCA to confirm whether a filing is required. In the event the FCA or the FCP files a motion with the Austrian Cartel Court to review the Offer, the review period may be extended for up to five (5) additional months.

Based upon an examination of publicly available information and other information relating to the businesses in which Array is engaged, Pfizer and Array believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should result in a significant impediment to effective competition or creates or strengthens a dominant position in any relevant market pursuant to German or Austrian antitrust laws. Nevertheless, Pfizer or Array cannot be certain that the FCO and/or Austrian Cartel Court will not raise objections to the Offer or the Merger on antitrust grounds, or, if such objections are raised, what the result will be. Although there is no assurance that the FCO and FCA will not raise objections to the Offer or the Merger on antitrust grounds, or if such objections are raised, what the result will be, we do not expect them to do so.

Array is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act and German and Austrian antitrust laws that would be required for Pfizer’s or Purchaser’s acquisition or ownership of Shares.

Forward-Looking Statements

This Schedule 14D-9 contains forward-looking information related to Pfizer, Array and the proposed acquisition of Array by Pfizer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, statements about the potential benefits of the proposed acquisition, anticipated royalties, earnings dilution and accretion, and growth, Pfizer’s and Array’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Pfizer and Array, the BRAFTOVI® (encorafenib) plus MEKTOVI® (binimetinib) combination and Array’s other pipeline and portfolio assets, the anticipated timing of closing of the proposed acquisition and expected plans for financing the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Array’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals and the risk that one or more governmental entities may deny approval); risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits and accretion from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Pfizer’s common stock, Pfizer’s credit ratings and/or Pfizer’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data; the risk that clinical trial data are subject to differing interpretations and assessments by regulatory authorities; whether regulatory authorities will be satisfied with the design of and results from Pfizer’s and Array’s clinical studies; whether and when drug applications may be filed in any jurisdictions for any potential indication for the BRAFTOVI® (encorafenib) plus MEKTOVI® (binimetinib) combination or any other of

Pfizer’s or Array’s pipeline assets; whether and when any such applications may be approved by regulatory authorities, which will depend on myriad factors, including making a determination as to whether the product’s benefits outweigh its known risks and determination of the product’s efficacy and, if approved, whether any such products will be commercially successful; decisions by regulatory authorities impacting labeling, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of any such products; and competitive developments.

A further description of risks and uncertainties relating to Array can be found in Array’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, filed with the SEC on August 14, 2018 and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.arraybiopharma.com.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 28, 2019 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9 or Form W-8) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, as published in The Wall Street Journal on June 28, 2019 (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press Release, dated June 17, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Array with the SEC on June 17, 2019).

(a)(5)(A)	Opinion of Centerview Partners LLC, dated June 14, 2019 (included as Annex I to this Schedule 14D-9).

(a)(5)(B)	Pfizer Presentation for Investor/Analyst Conference Call, dated June 17, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer with the SEC on June 17, 2019).

(a)(5)(C)	Copy of Pfizer Social Media Posts from June 17, 2019 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Pfizer with the SEC on June 17, 2019).

(a)(5)(D)	Transcript of Pfizer Investor/Analyst Conference Call, dated June 17, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Pfizer with the SEC on June 18, 2019).

(a)(5)(E)	Tweet from Array, dated June 17, 2019 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Array with the SEC on June 17, 2019).

(a)(5)(F)	LinkedIn post from Array, dated June 17, 2019 (incorporated herein by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Array with the SEC on June 17, 2019).

(a)(5)(G)	Email sent to employees of Array on June 17, 2019 (incorporated herein by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Array with the SEC on June 17, 2019).

(a)(5)(H)	Email sent to investors of Array on June 17, 2019 (incorporated herein by reference to Exhibit 99.5 to the Schedule 14D-9C filed by Array with the SEC on June 17, 2019).

Exhibit No.	Description

(e)(1)

Agreement and Plan of Merger, dated June 14, 2019, among Array BioPharma Inc., Pfizer Inc. and Arlington Acquisition Sub Inc. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Array with the SEC on June 17, 2019).

(e)(2)	Confidential Disclosure Agreement, dated March 21, 2019, as amended April 22, 2019, between Array BioPharma Inc. and Pfizer Inc. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Amended and Restated Array BioPharma Inc. Employee Stock Purchase Plan (incorporated herein by reference to Array’s Definitive Proxy Statement on Schedule 14A filed with the SEC on September 12, 2016).

(e)(4)	Employment Agreement, dated April 26, 2012, between Array BioPharma Inc. and Ron Squarer (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Array with the SEC on May 1, 2012).

(e)(5)	Employment Agreement, dated September 11, 2014, between Array BioPharma Inc. and Andrew Robbins (incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed by Array with the SEC on September 12, 2014).

(e)(6)	Employment Agreement, dated July 28, 2016, between Array BioPharma Inc. and Jason Haddock (incorporated herein by reference to Exhibit 10.71 to Array’s Annual Report on Form 10-K filed with the SEC on August 19, 2016).

(e)(7)	Employment Agreement, dated August 29, 2014, between Array BioPharma Inc. and Victor Sandor, M.D. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Array with the SEC on September 12, 2014).

(e)(8)	Employment Agreement, dated May 13, 2014, between Array BioPharma Inc. and Nicholas A. Saccomano, Ph.D. (incorporated herein by reference to Exhibit 10.54 to Array’s Annual Report on Form 10-K filed with the SEC on August 15, 2014).

(e)(9)	Noncompete Agreement, dated April 26, 2012, between Array BioPharma Inc. and Ron Squarer (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by Array with the SEC on May 1, 2012).

(e)(10)	Noncompete Agreement, dated July 28, 2016, between Array BioPharma Inc. and Jason Haddock (incorporated herein by reference to Exhibit 10.72 to Array’s Annual Report on Form 10-K filed with the SEC on August 19, 2016).

(e)(11)	Noncompete Agreement, dated August 29, 2014, between Array BioPharma Inc. and Victor Sandor, M.D. (incorporated by reference herein to Exhibit 10.2 to the Form 8-K filed by Array with the SEC on September 12, 2014).

(e)(12)	Noncompete Agreement, dated May 14, 2014, between Array BioPharma Inc. and Nicholas Saccomano, Ph.D.*

(e)(13)	Confidentiality and Inventions Agreement, dated April 26, 2012, between Array BioPharma Inc. and Ron Squarer (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by Array with the SEC on May 1, 2012).

(e)(14)	Confidentiality and Inventions Agreement, dated July 28, 2016, between Array BioPharma Inc. and Jason Haddock (incorporated herein by reference to Exhibit 10.73 to Array’s Annual Report on Form 10-K filed with the SEC on August 19, 2016).

(e)(15)	Confidentiality and Inventions Agreement, dated August 29, 2014, between Array BioPharma Inc. and Victor Sandor, M.D. (incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by Array with the SEC on September 12, 2014).

Exhibit No.	Description

(e)(16)	Confidentiality and Inventions Agreement, effective as of May 14, 2014, between Array BioPharma Inc. and Nicholas Saccomano, Ph.D.*

(e)(17)	Letter Agreement, dated June 24, 2019, between Array BioPharma Inc. and Ron Squarer.*

(e)(18)	Letter Agreement, dated June 24, 2019, between Array BioPharma Inc. and Andrew Robbins.*

(e)(19)	Letter Agreement, dated June 24, 2019, between Array BioPharma Inc. and Jason Haddock.*

(e)(20)	Letter Agreement, dated June 24, 2019, between Array BioPharma Inc. and Victor Sandor, M.D.*

(e)(21)	Letter Agreement, dated June 24, 2019, between Array BioPharma Inc. and Nicholas Saccomano, Ph.D.*

(e)(22)	Amended and Restated Deferred Compensation Plan of Array BioPharma Inc., dated December 20, 2004 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Array with the SEC on December 21, 2004).

(e)(23)	First Amendment to the Amended and Restated Deferred Compensation Plan of Array BioPharma Inc. (incorporated herein by reference to Exhibit 10-6 to Array’s Quarterly Report on Form 10-Q filed with the SEC on February 6, 2006).

(e)(24)	Amended and Restated Array BioPharma Inc. Stock Option and Incentive Plan, as amended (incorporated herein by reference to Array’s Definitive Proxy Statement on Schedule 14A filed with the SEC on September 18, 2015).

(e)(25)	Amendment to Amended and Restated Array BioPharma Inc. Stock Option and Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.9 to Array’s Annual report on Form 10-K filed with the SEC on August 16, 2012).

(e)(26)	Form of Incentive Stock Option Agreement, as amended (incorporated herein by reference to Exhibit 10.5 to Array’s Annual Report on Form 10-K filed with the SEC on September 1, 2006).

(e)(27)	Form of Nonqualified Stock Option Agreement, as amended (incorporated herein by reference to Exhibit 10.5 to Array’s Annual Report on Form 10-K filed with the SEC on September 1, 2006).

(e)(28)	Form of Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed by Array with the SEC on August 20, 2014).

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2019

Array BioPharma Inc.

By:	/s/ Ron Squarer
	Name:	Ron Squarer
	Title:	Chief Executive Officer

Annex I

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

June 14, 2019

The Board of Directors

Array BioPharma Inc.

3200 Walnut Street

Boulder, Colorado 80301

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Array BioPharma Inc., a Delaware corporation (the “Company”), of the $48.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) among Pfizer Inc., a Delaware corporation (“Parent”), Arlington Acquisition Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $48.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held immediately prior to the effective time of the Merger by the Company (or held in the Company’s treasury), (ii) Shares held immediately prior to the effective time of the Merger by Parent or Purchaser, (iii) Shares held immediately prior to the effective time of the Merger by any wholly owned subsidiary of Parent (other than Purchaser) or any wholly owned subsidiary of the Company and (iv) Shares outstanding immediately prior to the effective time of the Merger and held by holders who are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the effective time of the Merger, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the shares referred to in clauses (i) through (iv), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $48.00 per Share in cash, without interest, (the $48.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company,

and we have not received compensation from the Company during such period. In the past two years, we have been engaged to provide financial advisory services to Parent from time to time, for which we have received compensation and for which we expect to receive additional compensation, including in connection with Parent’s pending joint venture with GlaxoSmithKline plc to create a global consumer healthcare company, its asset contribution agreement with Allogene Therapeutics, Inc. and its creation of Cerevel Therapeutics, LLC. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. In addition, James Kilts, a member of the Board of Directors of Parent, is a partner of Centerview Capital Holdings, LLC (“Centerview Capital”), which sponsors multiple investment funds and vehicles, including Centerview Capital, L.P., an investment fund focused on the consumer sector, and a related employee fund (collectively, “Centerview Capital Consumer”). Certain partners of Centerview Partners LLC are partners in Centerview Capital, and, along with Mr. Kilts, serve on Centerview Capital Consumer’s investment committee. Centerview Partners LLC provides certain back office support to Centerview Capital Consumer. Mr. Kilts has no ownership interest in, and is not an employee of, Centerview Partners LLC. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated June 14, 2019 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended June 30, 2018, June 30, 2017 and June 30, 2016; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

Annex II

Recent Transactions by Array and Directors, Executive Officers, Affiliates and Subsidiaries of Array

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Victor Sandor	May 21, 2019	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.	12,600	$3.65	(1)
Victor Sandor	May 21, 2019	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	12,600	$26.50
Victor Sandor	May 23, 2019	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.	40,634	$3.65	(1)
Victor Sandor	May 23, 2019	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	40,634	$26.5011	(2)
Victor Sandor	May 28, 2019	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.	46,766	$3.65	(1)
Victor Sandor	May 28, 2019	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	74,915	$27.003	(2)
Victor Sandor	May 30, 2019	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.	15,728	$3.65	(1)
Victor Sandor	May 30, 2019	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	15,728	$27.50
Victor Sandor	June 3, 2019	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.	36,134	$3.65	(1)
Victor Sandor	June 3, 2019	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	36,134	$27.5845	(2)
Victor Sandor	June 4, 2019	Exercise or conversion of derivative security exempted pursuant to Rule 16b-3.	100,000	$7.30	(1)
Victor Sandor	June 4, 2019	Sale effected pursuant to an existing Rule 10b5-1 trading plan.	100,000	$28.51	(2)

(1)	The price reported represents an exercise price.
(2)	The price reported represents a weighted average price per share.

II-1

Annex III

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this

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title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent

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corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not

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commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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